Exhibit 99.1

NEW GOLD INC.

TECHNICAL REPORT ON THE
MESQUITE MINE, IMPERIAL COUNTY,
CALIFORNIA, USA

NI 43-101 Report

Qualified Persons:
Richard J. Lambert, P.E.
Wayne W. Valliant, P.Geo.
Kathleen Ann Altman, Ph.D., P.E.

February 28, 2014

Report Control Form

Document Title	Technical Report on the Mesquite Mine, Imperial County, California, U.S.A.

Client Name & Address	New Gold Inc. 12200 East Briarwood Ave., Suite 165 Centennial, Colorado 80112 USA

Document Reference	Project #2180	Status & Issue No.	FINAL Version	0

Issue Date	February 28, 2014

Lead Authors	Richard J. Lambert Wayne W. Valliant Kathleen A. Altman	(Signed) (Signed) (Signed)

Peer Reviewer	Deborah A. McCombe	(Signed)

Project Manager Approval	Richard J. Lambert	(Signed)

Project Director Approval	Deborah A. McCombe	(Signed)

Report Distribution	Name	No. of Copies

Client RPA Filing	1 (project box)

Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, ON M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@rpacan.com

www.rpacan.com

CAUTIONARY NOTE WITH RESPECT TO FORWARD LOOKING INFORMATION

Certain information and statements contained in this report are “forward looking” in nature. All information and statements in this report, other than statements of historical fact, that address events, results, outcomes, or developments that New Gold and/or the Qualified Persons who authored this report expect to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements include, but are not limited to, statements with respect to anticipated production rates; grades; projected metallurgical recovery rates; infrastructure, capital, operating and sustaining costs; the projected life of mine; the proposed pit design phase development and potential impact on cash flow; estimates of Mineral Reserves and Resources; the future price of gold; government regulations; the maintenance or renewal of any permits or mineral tenures; estimates of reclamation obligations that may be assumed; requirements for additional capital; environmental risks; and general business and economic conditions.

All forward-looking statements in this report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted.  Material assumptions regarding forward-looking statements are discussed in this report, where applicable. In addition to, and subject to, such specific assumptions discussed in more detail elsewhere in this report, the forward-looking statements in this report are subject to the following assumptions: (1) there being no signification disruptions affecting the operation of the mine; (2) the availability of certain consumables and services and the prices for diesel, natural gas, cyanide, fuel oil, electricity and other key supplies being approximately consistent with current levels; (3) labour and materials costs increasing on a basis consistent with current expectations; (4) that all environmental approvals, required permits, licenses and authorizations will continue to be held on the same or similar terms and obtained from the relevant governments and other relevant stakeholders within the expected timelines; (5) certain tax rates; (6) the timelines for exploration activities; and (7) assumptions made in Mineral Resource and Reserve estimates, including geological interpretation grade, recovery rates, gold price assumption, and operational costs; and general business and economic conditions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, decrease of future gold prices; cost of labour, supplies, fuel and equipment rising; adverse changes in anticipated production, including discrepancies between actual and estimated production, Reserves, Resources and recoveries; exchange rate fluctuations; title risks; regulatory risks, and political or economic developments in the United

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States; changes to tax rates; changes to;  risks and uncertainties with respect to obtaining necessary permits, land use rights and other tenure from the State and private landowners or delays in obtaining same; risks associated with maintaining and renewing permits and complying with permitting requirements, and other risks involved in the gold exploration and development industry; as well as those risk factors discussed elsewhere in this report, in New Gold’s latest Annual Information Form, Management’s Discussion and Analysis and its other SEDAR filings from time to time. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. New Gold and the Qualified Persons who authored of this report undertake no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Information concerning the Mesquite Mine has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable.

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TABLE OF CONTENTS

PAGE
1	SUMMARY	1-1
	Executive Summary	1-1
	Technical Summary	1-3
2	INTRODUCTION	2-1
3	RELIANCE ON OTHER EXPERTS	3-1
4	PROPERTY DESCRIPTION AND LOCATION	4-1
	Location	4-1
	Land Tenure	4-1
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6	HISTORY	6-1
7	GEOLOGICAL SETTING AND MINERALIZATION	7-1
	Regional Geology	7-1
	Property Geology	7-5
	Mineralization	7-9
8	DEPOSIT TYPES	8-1
9	EXPLORATION	9-1
	Exploration Potential	9-1
10	DRILLING	10-1
	Drilling by Previous Operators	10-1
	Drilling by WMMI	10-6
11	SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
	Pre-WMMI	11-1
	WMMI	11-4
12	DATA VERIFICATION	12-1
13	MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
	Metallurgical Testing	13-1
14	MINERAL RESOURCE ESTIMATE	14-1
15	MINERAL RESERVE ESTIMATE	15-1
16	MINING METHODS	16-1
	Mining Operations	16-1
17	RECOVERY METHODS	17-1
	Process Plant	17-1
18	PROJECT INFRASTRUCTURE	18-1

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19	MARKET STUDIES AND CONTRACTS	19-1
	Markets	19-1
	Contracts	19-1
20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
	Environmental Studies	20-1
	Project Permitting	20-1
	Social or Community Requirements	20-2
	Mine Closure Requirements	20-4
21	CAPITAL AND OPERATING COSTS	21-1
	Capital Costs	21-1
22	ECONOMIC ANALYSIS	22-1
23	ADJACENT PROPERTIES	23-1
24	OTHER RELEVANT DATA AND INFORMATION	24-1
25	INTERPRETATION AND CONCLUSIONS	25-1
26	RECOMMENDATIONS	26-1
27	REFERENCES	27-1
28	DATE AND SIGNATURE PAGE	28-1
29	CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE
Table 1-1	Mineral Resources – December 31, 2013	1-6
Table 1-2	Mineral Reserves – December 31, 2013	1-7
Table 6-1	Historic Production	6-4
Table 6-2	Production 2007-2013	6-4
Table 10-1	Twin Hole Comparison	10-4
Table 11-1	Certified Reference Material	11-6
Table 12-1	Comparison of Block Estimates from Decline vs. Drill Holes	12-2
Table 13-1	Mesquite Mine Production 2007 - 2013	13-1
Table 13-2	Mesquite Mine 2013 Year End Data	13-2
Table 14-1	Mineral Resources – December 31, 2013	14-1
Table 14-2	Summary of Resource Domains	14-2
Table 14-3	Summary of Mesquite Resource Domains	14-8
Table 14-4	Summary Statistics for Mesquite Resource Domains	14-11
Table 14-5	Summary of Mesquite Outlier Restriction	14-12
Table 14-6	Mesquite Pit by Pit Reconciliation	14-12
Table 14-7	Variogram Parameters	14-13
Table 14-8	Block Model Limits	14-13
Table 14-9	Interpolation Strategy	14-14
Table 14-10	Classification Criteria	14-17
Table 14-11	2013 Mineral Resources for the Mesquite Deposit – December 31, 2013	14-18

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Table 15-1	Mineral Reserves – December 31, 2013	15-1
Table 16-1	Mine Design Parameters	16-2
Table 16-2	Mine Production 2007-2013	16-5
Table 16-3	Life-of-Mine Production	16-6
Table 16-4	Mine Equipment Fleet	16-7
Table 20-1	Permit List	20-3
Table 21-1	LOM Capital Costs	21-1
Table 21-2	Mine Operating Costs	21-2

LIST OF FIGURES

PAGE
Figure 4-1	Location Map	4-3
Figure 4-2	Claim Map	4-4
Figure 7-1	Regional Geology Map	7-3
Figure 7-2	Stratigraphic Section	7-4
Figure 7-3	Property Geology	7-7
Figure 7-4	Typical Cross Section	7-8
Figure 10-1	Drill Hole Location Plan	10-2
Figure 11-1	Assay Lab Sample Preparation and Assaying Procedure	11-3
Figure 11-2	Sample Preparation Flow Chart	11-5
Figure 11-3	Control Charts – Certified Reference Material	11-7
Figure 11-4	Field Duplicates - Split Core	11-10
Figure 11-5	Field Duplicates - Rotary Splits	11-10
Figure 11-6	Pulp Duplicates – Split Core	11-11
Figure 11-7	Pulp Duplicates – Rotary Splits	11-11
Figure 13-1	Mesquite Mine Grade Recovery Relationships	13-3
Figure 14-1	Isometric View of Lithology Wireframe Solids Looking to the Northeast	14-3
Figure 14-2	Isometric View of Fault Block Wireframe Solids Looking to the Northeast	14-4
Figure 14-3	Isometric Slice Through the Oxidation Domain and Water Table Surfaces Looking to the Northeast	14-5
Figure 14-4	Box Plot by Lithology Type	14-6
Figure 14-5	Box Plot by Structural Fault Block	14-7
Figure 14-6	Box Plot by Oxide Domain (Left) and by Above and Below Water Table (Right)	14-7
Figure 14-7	Isometric View to the North East Showing Extent of Area Domains	14-9
Figure 14-8	Isometric View of the 0.0025 opt, 40% Probability Shell	14-10
Figure 14-9	Vertical Section Through the Mesquite Block Model	14-15
Figure 14-10	Herco Theoretical Grade Tonnage Curves (Change of Support) Versus Block Estimate Grade Tonnage Curves for Areas 1 and 2	14-16
Figure 14-11	Comparison Between Estimation Methods	14-16
Figure 14-12	North-South Swath Plots for Areas 1 and 2	14-17
Figure 14-13	Vertical Section Through Mesquite Deposit Showing the Final Mineral Resource Classification	14-19
Figure 16-1	General Mine Layout	16-3
Figure 16-2	Ultimate Pit Design	16-4
Figure 17-1	Carbon Circuit Process Flowsheet	17-3
Figure 17-2	Adsorption Plant Process Flowsheet	17-4

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1 SUMMARY

EXECUTIVE SUMMARY

RPA Inc. (RPA) was retained by New Gold Inc. (New Gold) to prepare an independent Technical Report on the Mesquite Mine near Brawley, California, U.S.A.  The purpose of this report is to provide an update, for public disclosure, of the Mesquite Mine operations.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).  RPA visited the property on November 6-7, 2013.  The mine operations were reviewed, including the active mining phases, waste dumps, heap leach pad, and process facilities.

New Gold is an intermediate gold mining company with four operating assets: New Afton Mine in Canada, Mesquite Mine in the United States, Cerro San Pedro in Mexico, and Peak Mines in Australia. In addition, the company has development projects in Canada and Chile.  New Gold completed a business combination with Western Goldfields Inc. (WGI) on June 1, 2009.

Western Mesquite Mines, Inc. (WMMI), a wholly-owned subsidiary of New Gold, is the current operator of the Mesquite Mine.  The major assets and facilities of WMMI are an open pit gold heap leach mining operation with a carbon-in-column (CIC) processing circuit.  A smelting furnace, assay laboratory, administration building, and truck shop facility are also located on the mine site.  The Mesquite Mine received regulatory approval to begin mining operations on July 2, 2007, after the issuance of the Air Quality permit from the Imperial County Air Pollution Control District.  Commercial production at Mesquite recommenced in January 2008 and has been operating continuously since.  In 2013, the mine produced 107,000 ounces of gold.

CONCLUSIONS

ADEQUACY OF PROCEDURES

RPA and various other firms and independent consultants have reviewed the methods and procedures utilized by New Gold, WGI, Newmont, Santa Fe, and Gold Fields Mining Corporation (Gold Fields) at the Mesquite Mine to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for an operating property.

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ADEQUACY OF DATA

RPA is of the opinion that the Mesquite Mine has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results.  In RPA’s opinion, the resulting data can effectively be used in the subsequent estimation of resources and reserves.

ADEQUACY OF STUDY

This Technical Report is based on the operating data over the past six years for the Mesquite Mine.  RPA is of the opinion that this data and the supporting documents were prepared using standard industry practices and provide reasonable results and conclusions.

COMPLIANCE WITH CANADIAN DEFINITION STANDARDS

RPA is of the opinion that the current drill hole database is sufficient for generating a resource model for use in resource and reserve estimation.  Recovery and cost estimates are based upon sufficient data and engineering to support a reserve statement.  Economic analysis using these estimates generates a positive cash flow, which supports a reserve statement.

Measured and Indicated Resources for all areas, inclusive of Mineral Reserves, are 313 million metric tonnes grading 0.49 g/t Au for 4.90 million contained troy ounces of gold.  Inferred Resources are an additional 17.5 million metric tonnes grading 0.42 g/t Au.  The estimated Proven and Probable Mineral Reserves for the Mesquite Mine total 115.9 million metric tonnes grading 0.60 g/t Au, containing 2.24 million ounces of gold.

In RPA’s opinion, the resource and reserve estimates have been created utilizing acceptable methodologies.  RPA is also of the opinion that the classification of Measured and Indicated Resources, stated in Table 1-1, and Proven and Probable Reserves, stated in Table 1-2, meet the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010 (CIM definitions).

RECOMMENDATIONS

RPA offers the following recommendations:

1.	Continue operating the Mesquite Mine. Annual operating costs are a nominal US$100 million per year.

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2.	Bulk densities have been based on historic data due to a lack of bulk density data present in the sample database. RPA recommends that New Gold review the tonnage factors currently being used.

3.
Continue to monitor the heap leach pad recoveries and evaluate whether there is a correlation between grade and recovery.  This is an ongoing process included in the mine operating budget; no additional costs are anticipated.

ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required for Item 22 – Economic Analysis, on properties currently in production, unless the Technical Report includes a material expansion of current production.  RPA notes that New Gold is a producing issuer, the Mesquite Mine is currently in production, and a material expansion is not included in the current Life-of-Mine plans.  RPA has performed an economic analysis of the Mesquite Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Mesquite Mine is located approximately 35 mi to the east of the town of Brawley, California, and about 52 mi northwest of the city of Yuma, Arizona.  It is located at Latitude 33° 03’ North and Longitude 114° 59’ West.  Access to the property is from California State Highway 78 and then north along a paved private road into the Mesquite site.  The property is approximately 24 mi north of the border with Mexico and 16 mi west of the border with the State of Arizona.

The Mesquite Mine is operated by New Gold’s wholly owned subsidiary WMMI.

LAND TENURE

The mineral rights at the Mesquite Mine consist of 212 unpatented and 53 patented mining lode claims, 122 patented and 97 unpatented mill site claims, 658 acres of California state leased land, and 315 acres of fee lands, for a total of approximately 5,200 acres.  All the properties are controlled by WMMI.

The claims located on federally owned lands are administered by the Bureau of Land Management (BLM).

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Patented mining lode claims and patented mill site claims on U.S. Federal Land represent a secure title to the land.  Unpatented mining and mill site claims do not have a termination date as long as annual assessment work is maintained and the land is held for mining purposes.  The Federal fee land is leased by WMMI and can also be maintained indefinitely as long as the annual maintenance fees are paid.

EXISTING INFRASTRUCTURE

Currently, the major assets and facilities associated with the Mesquite Mine are:

•	The physical plant site including heap leach pads, process plant, assay lab, workshops, warehouses, administration buildings, and dry facilities.

•	Facilities providing basic infrastructure to the mine, including: electric power, heat, water treatment and supply, and sewage treatment.

•	Mine infrastructure including open pits, ramps, maintenance shops, and mobile equipment fleet.

•	Access by paved highway to towns and cities with additional infrastructure.

HISTORY

Gold was first discovered at Mesquite by track crews building the Southern Pacific railroad around 1876.  The first strike and claims in the area were staked at this time by Felisaro Parro.  During the 1920s and 1930s, small-scale subsistence placer mining was conducted in the district by jobless men searching for gold in the Chocolate Mountains and surrounding foothills.  Larger placer and lode mining was reported in the area from 1937 through to the mid-1970s.

Commercial gold production at Mesquite started in March 1986 as a heap leach gold operation by Gold Fields.  In 1993, Santa Fe Pacific Gold Corporation (Santa Fe) acquired the Mesquite Mine in California from Gold Fields.  In May 1997, Santa Fe was acquired by Newmont Mining Corporation (Newmont).  Newmont mined the deposit through May 2001 when there was a slope failure in the Big Chief pit and the existing reserves at a US$300/oz gold price were deemed to be uneconomic.  Gold recovery from the Mesquite heap continued through to 2007.

A total of 154 million tons of material grading 0.026 opt Au had been placed on the leach pads when mining operations stopped in 2001.  Approximately 3.05 million ounces of gold were recovered between 1985 and 2007 with a calculated average gold recovery of 76.5% prior to the restart of operations in late 2007.

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WGI acquired the Mesquite Mine from Newmont in November 2003.  WGI completed a feasibility study in 2006 and restarted operations in late 2007.  Commercial production was achieved in January 2008.  In June 2009, following a business combination with WGI, New Gold became the operator.  Newmont’s 2% net smelter royalty on the project was transferred to Franco-Nevada Corporation in 2007.

Since 2007, an additional 837,000 ounces have been produced, bringing the total production to 3.9 million ounces since 1985.

GEOLOGY AND MINERALIZATION

The Mesquite District lies on the southwest flank of the Chocolate Mountains, in amphibolite grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust.  These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust that has an extremely complex history.

The Mesquite Mine comprises two subparallel, Oligocene-age deposits: Big Chief – Vista (Big Chief, Cholla, and Lena, Rubble Ridge, Panhandle, and Vista) and Rainbow (Cherokee, Rainbow, and East Rainbow).  Gold mineralization is hosted in Mesozoic gneisses that are intruded by biotite/muscovite rich granites.  The district is covered by a thin veneer (0-300 ft) of Tertiary and Quaternary sediments, shed from the south slope of the Chocolate Mountains. Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

EXPLORATION STATUS

New Gold has not conducted exploration on the Project other than drilling.

Drilling has totalled approximately 3.1 million ft in 6,821 holes of which WMMI drilled approximately 268,800 ft in 593 holes.  A total of 118 holes in the database were exploratory in nature, and tested for satellite deposits.  The holes were mostly drilled vertically.  In general, the disseminated mineralization is flat-lying or with a moderate 16º southwest dip and therefore the vertical drilling provides an appropriate measure of the true mineralization thickness.

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New Gold also conducted an exploration drilling program in 2010-2011 to test the potential for defining economic Mineral Resources in the sulphide mineralization below the current Mineral Reserves.  The program comprised 36,341 ft of diamond drilling and reverse circulation drilling in 36 holes.  A significant Mineral Resource was not delineated and additional exploration was not recommended.

The potential for lateral extensions of mineralization is largely limited by the permit boundaries.

MINERAL RESOURCES

The updated Mesquite Mineral Resource model was completed by Robert Sim, P.Geo., of SIM Geological Inc. and Bruce Davis, FAusIMM, of BD Resource Consulting Inc. (SIM and BDRC).  The December 31, 2013 Mineral Resources are reported in Table 1-1 as constrained by the 2013 optimized pit shell.

TABLE 1-1 MINERAL RESOURCES – DECEMBER 31, 2013
New Gold Inc. – Mesquite Mine

Classification	Tons (M)	Grade (opt Au)	Tonnes (M)	Grade (g/t Au)	Contained Au (000s oz)
Measured	10.0	0.019	9.1	0.66	191
Indicated	335.0	0.014	304.1	0.48	4,713

Measured & Indicated	345.0	0.014	313.0	0.49	4,904

Inferred	19.33	0.012	17.5	0.42	238

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.0035 opt (0.12 g/t) Au for Oxide and Transition and 0.0070 opt (0.24 g/t) Au for Sulphide.
3.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce.
4.	Mineral Resources are reported below the December 2013, as-mined topographic surface, constrained by the 2013 optimized pit.
5.	Mineral Resources are inclusive of Mineral Reserves.
6.	Numbers may not add due to rounding.

RPA reviewed the estimate completed by SIM and BDRC and is of the opinion that the Mesquite Mineral Resource estimate has been conducted to a high standard and is appropriate for public disclosure.  SIM and BDRC classification methodologies and Measured and Indicated categories are reasonable.

MINERAL RESERVES

The Mineral Reserve estimate for the Mesquite Mine, effective December 31, 2013, is summarized in Table 1-2.

New Gold Inc. – Mesquite Mine, Project #2180
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TABLE 1-2 MINERAL RESERVES – DECEMBER 31, 2013
New Gold Inc. – Mesquite Mine

Class	Classification	Tons	Grade	Tonnes	Grade	Contained Au
		(000s)	(opt Au)	(000s)	(g/t Au)	(000s oz)
Proven	Oxide	61	0.012	55	0.41	1
	Transition	3,668	0.020	3,328	0.69	73
	Non-Oxide	470	0.024	426	0.82	11
Proven	Subtotal	4,199	0.020	3,809	0.70	86

Probable	Oxide	15,589	0.014	14,146	0.48	224
	Transition	78,897	0.016	71,594	0.55	1,248
	Non-Oxide	29,077	0.023	26,386	0.79	679
Probable	Subtotal	123,563	0.017	112,094	0.60	2,152

Proven & Probable	Oxide	15,650	0.014	1,416	0.48	225
	Transition	82,565	0.016	74,923	0.55	1,322
	Non-Oxide	29,546	0.023	26,811	0.79	691
	Total	127,761	0.018	115,903	0.60	2,237

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.006 opt (0.21 g/t) Au for Oxide and Transition and 0.012 (0.41 g/t) opt for Non-Oxide.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,300 per ounce.
4.	Numbers may not add due to rounding.

MINING

Mining is performed using a conventional truck/shovel open pit mining method.  Operations include drilling, blasting, loading, and hauling.  Run-of-mine ore is hauled directly to the leach pad to the south for processing.  Waste mining uses the same equipment fleet used to produce ore.  Current mine production is a nominal 146,000 tons per day of total material, including a nominal 32,000 to 46,000 tons per day of ore that is hauled to the leach pad.  Total mine production is capped at 60 million tons per year based on the air quality permit.  WMMI is applying for permits to increase the production tonnage to 65 million tons per year.  For 2013, gold production was 107,000 ounces.

MINERAL PROCESSING

The processing facilities were designed to process 8,800 gpm of pregnant gold solution producing an annual average of 150,000 oz of gold annually from a combination of 98 million tons of oxide ore grading 0.016 opt and 30 million tons of non-oxide ore.  The solution flow rate was approximately 13,000 gpm at the time of the site visit.  The total life-of-mine tonnage will be approximately 128 million tons at an average grade of 0.018 opt gold.

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The processing facilities include the following operations:
•	Heap leaching of run-of-mine (ROM) ore
•	Carbon adsorption
•	Desorption and gold recovery
•	Reagents and utilities
•	Water services

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

The Mesquite Mine received regulatory approval to begin mining operations on July 2, 2007, after the issuance of the Air Quality permit from the Imperial County Air Pollution Control District.

New Gold has obtained permits and authorizations from federal, state, and local agencies to operate current facilities and activities.  New Gold reports that it is in compliance with issued permits and that there have been no notices of violations issued by agencies in the past year.  New Gold also reports excellent working relationships with regulatory agencies and the public.

The closure and reclamation plan for the Mesquite Mine has been developed by New Gold with the specific objective of leaving the land in a useful, safe, and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing.  Total closure costs are estimated to be US$16.3 million.

CAPITAL AND OPERATING COST ESTIMATES

Capital costs for the Mesquite Mine are based on continued operation and include equipment replacement, leach pad development costs, and other minor expenditures to maintain operations.  Capital costs total US$130.7 million over the life of mine and average a nominal US$16 million per year.

The total operating cost for the Mesquite Mine is US$6.30 per ton processed.  The 2014 LOM averages for mining, processing, and G&A operating costs are US$1.43 per ton of material mined, US$1.65 per ton of ore processed, and US$0.88 per ton of ore processed, respectively.

Contracts are in place for refining with charges of a nominal US$3.60 per ounce of gold.

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2 INTRODUCTION

RPA Inc. (RPA) was retained by New Gold Inc. (New Gold) to prepare an independent Technical Report on the Mesquite Mine near Brawley, Imperial County, California, U.S.A.  The purpose of this report is to provide an update, for public disclosure, of the Mesquite Mine operations.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).  RPA visited the property on November 6-7, 2013.  The mine operations were reviewed, including the active mining phases, waste dumps, heap leach pad, and process facilities.

New Gold is an intermediate gold mining company with four operating assets: New Afton Mine in Canada, Mesquite Mine in the United States, Cerro San Pedro in Mexico, and Peak Mines in Australia.  In addition, the company has development projects in Canada and Chile.  New Gold completed a business combination with Western Goldfields Inc. (WGI) on June 1, 2009.

Western Mesquite Mines, Inc. (WMMI), a wholly-owned subsidiary of New Gold, is the current operator of the Mesquite Mine.  The major assets and facilities of WMMI are an open pit gold heap leach mining operation with a carbon-in-column (CIC) processing circuit.  A smelting furnace, assay laboratory, administration building, and truck shop facility are also located on the mine site.  The Mesquite Mine received regulatory approval to begin mining operations on July 2, 2007, after the issuance of the Air Quality permit from the Imperial County Air Pollution Control District.  Commercial production at Mesquite recommenced in January 2008 and the mine has been operating continuously since.  In 2013, the mine sold 105,000 ounces of gold.

SOURCES OF INFORMATION

For this Technical Report, a site visit was carried out by Richard J. Lambert, P.E., Principal Mining Consultant, Wayne W. Valliant, P.Geo., Principal Geologist, and Kathleen A. Altman, Ph.D., P.E., on November 6-7, 2013.  During the site visit and subsequent meetings, discussions were held with:

•	Bill Martinich, Mine Manager, WMMI
•	Frank Simms, Operations Controller, WMMI
•	Gary Boyle, Mine Superintendent, WMMI
•	Shaun Holley, Maintenance Superintendent, WMMI
•	Jerry Hepworth, Environmental Manager, WMMI
•	Jeff Fuerstenau, Plant Manager, WMMI

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•	Jessica Tiffin, Process Operations Supervisor, WMMI
•	Don Wagstaff, Chief Geologist, WMMI
•	Hubert Schimann, Chief Engineer, WMMI
•	George Hufford, Sr. Mine Engineer, WMMI
•	Mike Worley, Sr, Environmental Coordinator, WMMI
•	William Werner, Mine Engineer, WMMI.
•	Matt Bradford, Mine Geologist, WMMI
•	Chris Longton, Exploration Geologist, WMMI
•	Nick Legere, Exploration Geologist, WMMI.
•	Rob Sim, Sim Geological Inc.
•	John Bligh, Database Manager, New Gold, Vancouver

Mr. Lambert is responsible for Sections 15, 16, 19, and 22 of this report and shares responsibility for Sections 1, 2, 3, 18, 20, 21, 24, 25, and 26.  Mr. Valliant is responsible for Sections 4-12, and 14 and shares responsibility for Sections 1, 2, 25, and 26.  Dr. Altman is responsible for Sections 13 and 17 and shares responsibility for Sections 1, 18, 20, 21, 24, 25, and 26.

The documentation reviewed, as well as any other sources of information, is listed at the end of this report in Section 27 (References).

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the imperial system.  For reporting Mineral Resources and Mineral Reserves, both imperial and metric units of measurement are used. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	μ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	μg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	μm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	foot per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounce per short ton
g/L	gram per litre	ppb	part per billion
Gpm	Imperial gallons per minute	ppm	part per million
g/t	gram per tonne	psia	pound per square inch absolute
gr/ft3	grain per cubic foot	psig	pound per square inch gauge
gr/m3	grain per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short ton per year
Hz	hertz	stpd	short ton per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonne per year
J	joule	tpd	metric tonne per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallon per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometre per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by RPA for New Gold.  The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by New Gold and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by New Gold.  RPA has not researched property title or mineral rights for the Project and expresses no opinion as to the ownership status of the property.

RPA has relied on New Gold for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Project.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

LOCATION

The Mesquite Mine is located at Latitude 33° 03’ North and Longitude 114° 59’ West in Imperial County, in southern California.  The property is approximately 24 miles north of the border with Mexico and 16 miles west of the border with the State of Arizona.  The Mesquite Mine is operated by New Gold’s wholly owned subsidiary, Western Mesquite Mines, Inc. (WMMI).  A location map for the project is presented in Figure 4-1.

The project survey control is based on a local coordinate system.

LAND TENURE

MINERAL CONCESSIONS

The mineral rights at the Mesquite Mine consist of 212 unpatented and 53 patented mining lode claims, 122 patented and 97 unpatented mill site claims, 658 acres of California state leased land, and 315 acres of fee lands, for a total of approximately 5,200 acres.  All the aforementioned properties are controlled by WMMI.

The claims located on federally owned lands are administered by the Bureau of Land Management (BLM).  Details on the property claims and mining claims are included in Appendix A and a detailed claim map is provided as Figure 4-2.

Patented mining lode claims and patented mill site claims on U.S. Federal Land represent a secure title to the land.  Unpatented mining and mill site claims do not have a termination date as long as annual assessment work is maintained and the land is held for mining purposes.  The Federal fee land is leased by WMMI and can also be maintained indefinitely as long as the annual maintenance fees are paid.

AGREEMENTS AND ENCUMBRANCES

In November 2003, WGI acquired the Mesquite Mine from Newmont Mining Corporation (Newmont) through an Asset Purchase Agreement.  Under this agreement, WGI acquired the Mesquite Mine through a transfer of WGI common stock and warrants.  In addition, WGI assumed the environmental reclamation and closure liability at the Mesquite Mine.

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All of the claims have certain restrictions in common which are:

•	the applicable land use restrictions of the California Desert Conservation Areas;

•	any multiple use rights of third parties as provided for in the applicable federal laws and regulations; and

•	reservations to the United States, for right of way for ditches or canals constructed by the Federal Government.

Some of the unpatented claims may have small areas that encroach on the Chocolate Mountain Gunnery Range.  Any portions of the claims that are located inside the gunnery range are invalid, but do not affect any known potential mining areas.

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OREGON
NEVADA
IDAHO
NEVADA
IDAHO
UTAH
NEVADA
UTAH
UTAH
ARIZONA
California
PACIFIC
OCEAN
MESQUITE MINE
33°03'18"N, 114°58'49"W
Carson City
Sacramento
IMPERIAL
N
Legend:
State Capital
Cities
State Border
County Boundary
Major Highway
Railroad
0 50 100 150 200 250
Kilometres
February 2014

Figure 4-1

New Gold Inc.

Mesquite Mine

Imperial County,
Southern California, U.S.A.

Location Map

4-3

RPA
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New Gold Inc.
Mesquite Mine
Imperial County, California, U.S.A.
Claim Map
Figure 4-2
N
Tract 38
GUNNERY RANGE BOUNDARY
Landfill Footprint
Section 33, T.13S, R.19E.
LANDFILL
Mine Development Area (FENCE)
Location Monument
Data for these Claims is Based on Mineral Surveys by Registered Surveyors. 3rd order or better.
Data for these Claims is Based on Location Notices, Claim Plats and other Data filed by Various Companies and is not based on a Mineral Survey. Less than 3rd order surveys.
OWNED BY W.M.M.I.
OWNED BY LACSD
0 1000 2000 3000 4000 feet
0 500 1000 metres
Source: New Gold Inc., 2009.
February 2014

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SURFACE RIGHTS

LOS ANGELES COUNTY SANITATION DISTRICT LANDFILL

In 1993, a Mineral Lease and Landfill Agreement was signed between Hanson Resource Company (HNRC) and Hospah Coal Company (Hospah), a subsidiary of Newmont Mining Corporation (Newmont), in conjunction with Santa Fe Pacific Minerals Corporation (SFPMC).  Los Angeles County Sanitation District (LACSD) is now the successor to HNRC and WMMI assumed the rights and obligations of Hospah / SFPMC / Newmont when the Mesquite operation was acquired by WGI on November 9, 2003.

LACSD has constructed a landfill facility adjacent to and overlying portions of the existing Mesquite Mine property.  The landfill project will be located on private land owned by LACSD, as shown in Figure 4-2.  The landfill is expected to have an operational life of 100 years with a receiving capacity of 20,000 tons of landfill material per day.  As part of the landfill project, LACSD has constructed a rail spur from the main rail line at Brawley to the site for delivery of containerized waste from their facilities in the Los Angeles area.

Under the agreement, WMMI has retained the right to explore, mine, extract, process, market and sell ore, and otherwise conduct mining and processing activities, anywhere within the Mesquite property for an initial period through 2024 with automatic extensions until 2078.  LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for use as daily cover for the landfill as well as for construction materials for general purposes as well as liner design.  This resource will be jointly used by both LACSD and WMMI, but WMMI will have a priority.

WMMI remains responsible for the reclamation and environmental obligations for materials mined and processed from previous or future mining activities according to the existing permit requirements.  If LACSD requires additional treatment, relocation, or additional processing of stockpiled or rinsed heap materials, the Landfill Lease Agreement stipulates that WMMI will be compensated for any additional costs incurred.

The 1993 Agreement provides for joint use of assets associated with the Mesquite Property for the mutual benefit of both parties.  Water is delivered to the property by WMMI from a well field located southeast of the mine.  The water wells and associated pipeline will be operated and maintained by WMMI and water will be provided to LACSD with the costs shared based on proportional usage.  Other infrastructure items, such as access roads, power lines, and communications

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systems, will be treated on an individual basis.  LACSD has realigned the access road for the landfill project.  Power lines and communication systems have been chosen to operate as independent systems with all costs being the responsibility of the individual parties.

ROYALTIES

The majority of the mineral reserves planned for future mining at Mesquite will be subject to a 0.5% to 2% production royalty due Franco-Nevada Corporation depending on the claim group.  WMMI also pays a 6% to 9% net smelter royalty (depending on the relevant gold price) to the California State Lands Commission on production from certain California State leased lands under a Mineral Extraction Lease between WMMI and the California State Lands Commission.  Below $1,300 per troy ounce of gold, the royalty is 6%.  From $1,300 to $1,800 per troy ounce of gold, the royalty is 7%.  From $1,800 to $3,600 per troy ounce of gold, the royalty is 8% and above $3,600 per troy ounce of gold, the royalty increases to a maximum of 9%.

RPA is not aware of any environmental liabilities on the property.  New Gold has all required permits to conduct the proposed work on the property.  RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to operate on the property.

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Mesquite Mine is located approximately 35 miles to the east of the town of Brawley, California, and about 52 miles northwest of the city of Yuma, Arizona.  Access to the property is from California State Highway 78 and then north along a paved private road into the Mesquite site.  Figure 4-1 shows the general location.

CLIMATE

The climate for Mesquite is arid, with high temperatures in the summer generally in the 100°F to 110°F range and winter highs generally in the 70°F to 80°F range.  Winter temperatures are rarely below 32°F.  Based on data collected at the Yuma weather station, the average annual temperature is 73°F.  The lowest minimum average temperature is 42°F occurring during January.  Precipitation can occur throughout the year, but is most common during the late summer months (August, September) or during the winter months of January through March.  Precipitation at the property totals less than three inches per year.  Commonly, the majority of a year’s precipitation occurs in one or two short duration storm events.  Annual evaporation as measured at the Yuma weather station is 97.7 in.

The combination of low precipitation and high evaporation results in a situation where surface runoff from the area is uncommon.  Washes in the area are dry and will channel runoff only during severe storm events.  On average, this may occur once per year, although it is not uncommon to have one to two year periods with no surface flows.  When surface flows do occur, washes will typically flow for periods of less than one hour.

PHYSIOGRAPHY

The Mesquite Mine is located a few miles to the southwest of the Chocolate Mountains and the Chocolate Mountain Gunnery Range, at an elevation of between 600 ft and 1,000 ft above sea level.  The property is on an alluvial fan that slopes gently from the northeast to the southwest.  The vegetation consists of sparse desert vegetation with creosote bush, brittle brush, barrel cactus, and cholla cactus present.

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LOCAL RESOURCES

Accommodations, supplies, and labour are available in either Brawley, California, population 25,000 (2010 census), or Yuma, Arizona, population 93,000 (2010 census).  Consequently, mining suppliers and contractors are locally available.

INFRASTRUCTURE

ELECTRICAL POWER

Electricity for the mine is provided through a 92 kV power line.  Power is supplied to the site by Imperial Irrigation District Power Company.  Power is stepped down from 92 kV to 13.2 kV on-site.  All power distribution from this point onwards is distributed on equipment and infrastructure owned by WMMI.

WATER

Water for the project is supplied from the existing Vista well field located approximately two miles south of California State Highway 78.  The two current active wells are deemed capable of supplying the water requirements for both WMMI and the LACSD.  With the new 18 in. diameter line in place, the two existing pumping systems are capable of supplying approximately 2,000 gpm of fresh water to the operation.  The mine will require about 1,000 gpm and the landfill a maximum of 700 gpm when operating at full capacity.

HEAP LEACH PAD

Leach Pad 7 has been designed by Tetra Tech with total capacity of a nominal 99.4 million tons with an additional 32.5 million tons capacity remaining on Pad 6.  As of December 2013, there was remaining capacity of a nominal 131.9 million tons.  This should be sufficient for the 127.7 million tons of mineral reserves.

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6 HISTORY

The description of the history of the project is summarized from the Micon (2006) report.

The first gold production at the Mesquite project dates to the late 1800s and early 1900s when placer gold was recovered on a small scale.  After World War II, small-scale subsistence mining continued.  At times, hundreds of people worked the mines or prospected in the area.

Gold was first discovered at Mesquite by track crews building the Southern Pacific railroad around 1876.  The first strike and claims in the area were staked at this time by Felisaro Parro.  During the 1920s and 1930s, small-scale subsistence placer mining was conducted in the district by jobless men searching for gold in the Chocolate Mountains and surrounding foothills.  Larger placer and lode mining was reported in the area from 1937 through to the mid-1970s.

In 1957, prospectors Richard and Ann Singer, staked 27 claims in the area, and began a dry washing campaign that lasted until the late 1980s.  Attempts at lode mining on the Mesquite property were initiated during the 1950s and continued through the late 1970s with no significant production recorded.  The largest shaft was the Big Chief, sunk by Charlie Wade and K.W. Kelly, to a depth of 150 ft.  Gold Fields Mining Corporation (Gold Fields) became interested in the property in 1980 and spent the next two years exploring and acquiring a land position.  Once a land position had been acquired, Gold Fields started an exploratory drill program and, in late 1982, announced that it had identified a bulk mineable gold deposit.  A more detailed description of the history of the exploration programs is found in Section 10, Drilling.

Exploration during the 1970s included work by Placer-Amax, Conoco, Glamis Gold Corporation (Glamis Gold), Newmont, and Gold Fields.  Exploration sampling, trenching, and drilling identified a number of gold bearing zones.  The results and details concerning the pre-Gold Fields exploration are not available for inclusion in this report.

In 1980, Gold Fields acquired the property and conducted exploration.  They initiated a thorough exploration program that included surface sampling and geophysics.  In September 1981, Gold Fields drilled twelve rotary drill holes, ten of which encountered significant mineralization within 200 ft of the surface.  In 1982, Gold Fields drilled the Big Chief deposit on a 141 ft fence line, with holes spaced 141 ft apart along the fence line.

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This campaign employed 5-1/4 inch reverse circulation (RC) holes above the water table (approximately 200 ft) and 3-1/16 inch core holes below the water table.  By September 1982, 350 exploration holes had been drilled.  By September 1983, a total of 868 holes were completed totalling 284,439 ft of drilling.  About half of the holes in the present database were completed by mid-year 1988 (3,200 holes and 1.3 million ft).  Gold Fields, Santa Fe, and Newmont continued to drill on the Mesquite property by mostly RC drilling as they mined the deposits, although Gold Fields completed most of the drilling on the property.  By 1993, over 5,000 holes had been completed by Gold Fields totalling 2.4 million ft.

In late 1982, sinking of a decline began with the objective of improving the confidence in the drill results of the Big Chief deposit.  A total of 2,390 ft of underground decline development (586 rounds) near the centre of the deposit was completed in 1983 (Bechtel, 1984).  The decline was driven to provide material for pilot heap leach tests and to allow detailed geologic mapping and bulk sampling of the deposit.  Each round from the decline was bulk sampled and a comparison with drill sampling was noted by Bechtel (1984).  A total of 50 model blocks were estimated from the decline data and compared to the same blocks estimated from drill holes drilled along the path of the decline on 20 ft intervals.  The average grade of the two estimates compared closely, although the grade estimates of individual blocks did not correlate well.

Gold Fields, Santa Fe, and Newmont continued to drill and develop the Big Chief, Vista, Cherokee, Rainbow, Lena, and Gold Bug deposits on the property.  The initial grid at Big Chief was reduced to 70 ft with infill drilling along the 141 ft space fence lines.  The Vista deposit was initially drilled on 140 ft sections, with drill holes spaced 70 ft apart on the sections.  The other deposits were drilled initially on 200 ft to 400 ft grids, with infill drilling generally completed on 100 ft spacing.

Gold Fields began commercial gold production in the Big Chief pit at Mesquite in March 1986 as a heap leach gold operation.  In 1993, Santa Fe Pacific Gold Corporation (Santa Fe) acquired the Chimney Creek Mine in Nevada and the Mesquite Mine in California from Gold Fields.

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In May 1997, Santa Fe was acquired by Newmont Mining Corporation (Newmont).  Newmont mined the deposit through May 2001, when there was a slope failure in the Big Chief pit and the existing reserves at a $300/oz gold price were deemed to be uneconomic.  Gold recovery from the Mesquite heap continued through to 2007.  A total of 154 million tons of material grading 0.026 opt Au had been placed on the leach pads when mining operations stopped in 2001.  Approximately 3.05 million oz of gold were recovered between 1985 and 2007 with a calculated average gold recovery of 76.5% prior to the restart of operations in late 2007.  Table 6-1 shows a summary of the historical mine production.

WGI acquired the Mesquite Mine from Newmont in November 2003.  WGI completed a feasibility study in 2006 (Micon, 2006), and restarted operations in late 2007.  In May 2006, WGI reported 201.9 million tons grading 0.018 opt Au containing 3.56 million ounces gold of Measured and Indicated Mineral Resources and 12.4 million tons grading 0.019 opt Au of Inferred Mineral Resources.  Proven and Probable Mineral Reserves were estimated at 130.9 million tons grading 0.018 opt Au.  The foregoing Mineral Reserves and Mineral Resources were considered compliant with CIM definitions.

Commercial production was achieved in January 2008.  In June 2009, following a business combination with WGI, New Gold became the operator.  Newmont’s 2% net smelter royalty on the project was transferred to Franco-Nevada Corporation in 2007.

Since 2007, an additional 837,000 ounces have been produced, bringing the total production to 3.9 million ounces since 1985.  Table 6-2 shows a summary of the mine production from 2007 to 2013.

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TABLE 6-1 HISTORIC PRODUCTION
New Gold Inc. – Mesquite Mine, U.S.A.

Year	Ore Placed	Au Grade	Au Placed	Au Produced	Annual Au Recovery	Cum. Au Recovery
	(tons)	(opt)	(oz)	(oz)	(%)	(%)
1985	329,800	0.0549	18,110	0	0.0	0.0
1986	3,019,700	0.0624	188,410	152,810	81.1	74.0
1987	3,908,200	0.0519	202,700	179,660	88.6	81.2
1988	4,881,900	0.0455	222,070	173,170	78.0	80.1
1989	7,670,300	0.0321	246,220	199,690	81.1	80.4
1990	8,230,800	0.0359	295,430	202,260	68.5	77.4
1991	7,924,100	0.0304	240,880	201,730	83.7	78.5
1992	9,079,900	0.0294	266,830	207,890	77.9	78.4
1993	9,749,900	0.0297	289,260	205,910	71.2	77.3
1994	10,770,280	0.0301	324,250	209,570	64.6	75.5
1995	13,766,790	0.0223	306,480	193,360	63.1	74.1
1996	15,527,630	0.0229	356,240	186,800	52.4	71.5
1997	16,463,000	0.0165	271,530	227,940	83.9	72.5
1998	11,536,700	0.0160	185,080	154,080	83.3	73.1
1999	14,087,100	0.0166	234,040	164,570	70.3	72.9
2000	12,840,900	0.0162	208,090	120,920	58.1	72.1
2001	4,225,500	0.0309	130,620	92,630	70.9	72.1
2002				57,100		73.5
2003				48,796		74.7
2004				29,001		75.5
2005				21,776		76.0
2006				14,001		76.4
2007				7,392		76.5
Total/Avg	154,012,500	0.0259	3,986,240	3,051,056	76.5

TABLE 6-2 PRODUCTION 2007-2013
New Gold Inc. – Mesquite Mine, U.S.A.

Year	Ore	Au	Au	Au	Annual Au	Cum. Au
	Placed	Grade	Placed	Produced	Recovery	Recovery
	(tons)	(opt)	(oz)	(oz)	(%)	(%)
2007	979,000	0.0200	19,580	-	0	0.0%
2008	8,944,000	0.0220	196,770	110,900	56.4%	51.3%
2009	13,971,000	0.0150	209,570	150,002	71.6%	61.3%
2010	12,485,147	0.0181	225,880	169,023	74.8%	66.0%
2011	12,933,811	0.0166	214,320	158,004	73.7%	67.9%
2012	15,987,000	0.0136	216,790	142,008	65.5%	67.4%
2013	15,760,000	0.0109	171,900	107,016	62.3%	66.7%
Total/Avg	81,059,958	0.0155	1,254,810	836,953	66.7%

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7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The description of the regional geology was taken from a paper written by Newmont Mesquite personnel (Smith et al., 1999).

The Mesquite District lies on the southwest flank of the Chocolate Mountains, in amphibolite grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust.  These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust that has an extremely complex history.  During the Precambrian a gneissic complex was formed, followed by several episodes of plutonic intrusion into the gneisses.  Granitic rocks were again intruded during the early Triassic and late Jurassic – early Cretaceous periods.  The upper plate rocks were also subjected to several phases of amphibolite facies regional metamorphism, ranging from Precambrian to Mesozoic.  Figure 7-1 illustrates the relationship between the Mesquite deposit and the major faulting in the area.  The map also includes the locations of some other prospects/deposits that seem to be associated with the same regional faulting.

Lithologies exposed in the southern Chocolate Mountains include Proterozoic granitic and metamorphic rocks, Mesozoic metamorphic and plutonic units, early to mid-Tertiary volcanic and plutonic rocks, and Tertiary to recent sedimentary units shown in Figure 7-1 (Manske, 1991).  The Proterozoic is represented by the Chuckwalla Complex, while the Mesozoic terrain is a structurally complicated package of gneisses, schist, phyllite, and plutons (Manske, 1991).  Mesozoic rock units include the Orocopia Schist, and Jurassic (?) Winterhaven Formation, which are overlain by Tertiary Quechan Volcanic rocks and Quaternary alluvial deposits.  A stratigraphic section of the Mesquite area is shown in Figure 7-2.

The Chuckwalla Complex, locally referred to as the Mesquite Gneiss package, consists of amphibolite to greenschist grade gneisses and schists and plutonic rocks (Manske, 1991).  These upper plate Proterozoic to Mesozoic metamorphic rocks are intruded by a series of Mesozoic quartz diorite to peraluminous granite plutons (Haxel and Dillon, 1978).  U/Pb isotope dating of these intrusives indicates Jurassic to Cretaceous ages (80 Ma to 105 Ma) (Manske, 1991).

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 7-1

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The Chuckwalla Complex was thrust over the Orocopia Schist along the Vincent-Chocolate Mountain Thrust (80 Ma to 74 Ma).  The Orocopia is a medium to coarse-grained albite-epidote-amphibolite grade schist, which is exposed along the core of the Chocolate Mountains (Manske, 1991).  The protolith of this formation was a middle Jurassic graphitic greywacke.  This unit does not outcrop in the Mesquite Mine, but it presumably underlies the district as the regional basement (Haxel and Dillon, 1978).

The Chuckwalla and Orocopia sequence has been offset by the high-angle, normal Singer Fault (8 Ma to 10 Ma).  This N60o-70oW (75o-85o NE dipping) fault places the younger Winterhaven Formation in contact with the older, higher metamorphic grade Chuckwalla and Orocopia.  The Winterhaven Formation comprises phyllites, quartzites, conglomerates, and metavolcanics and appears to represent Jurassic volcanic and sedimentary protoliths, metamorphosed at a lower greenschist grade (Manske, 1991).

The metamorphic and plutonic terrains were uplifted and eroded during the early Tertiary.  Oligocene calc-alkaline magmatism, consisting of andesite and rhyodacite flows (32 Ma) and ignimbrites and tuffs (26 Ma) covered the eroded surface as part of the Quechan Volcanics.  The Mt. Barrow quartz monzonite sequence was then intruded (Crowe, 1978, Manske, 1991).  These dates are coincident with gold mineralization events, dated at approximately 26 Ma to 38 Ma.  Following emplacement of the Mt. Barrow stock, the district was subjected to Tertiary extension.  This tectonism generated large-scale northwest-trending faults, and reactivated some Mesozoic thrusts (Haxel and Grubensky, 1984).  Near the end of Tertiary extension, the area was regionally deformed resulting in fold axes trending west-northwest.  The Chocolate Mountains form the axis of a west-northwest trending antiform within the regional fold set, with Mesquite lying on a z-fold along the southwest limb (Manske, 1991).

Erosion of these folded terrains produced poorly sorted conglomerates, fanglomerates, sands, and silts.  These Miocene deposits provide a mantle (10 ft to 500 ft thick) over most the Mesquite district (Manske, 1991).  A late Miocene basalt flow and recent alluvial gravel deposits cap these units.  The right-lateral strike slip motions on the San Andreas system (8 Ma to 10 Ma) have transected all of above noted lithologies, with the exception of recent gravel deposits.  A local splay of this system, the Singer Fault, is located between the Chocolate Mountains and the Mesquite Mine.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 7-2

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Os
Tqv
Vincent Thrust
Mt. Barrow
Chocolate Mountains
Mlgr
Mgn
Os
Tqv
Jw
Os
Tqv
Mgn
Tc
Jw
MESQUITE
Tc
Os
Tqv
Black Mountain
Tc
Jw
Jw
Os
Tc
Imperial Project
Cargo Muchachos
Mlgr
Pch
Mlgr
American Girl
CA
AZ
Colorado River
N
Tc
Jw
Os
Tqv
Tc
Picacho
Picacho Peak
Mgn
0 1 2 3 4 5
Miles

Legend:

	Tertiary
	Quechan Volcanics
	Quartz Monzonite
	Mesozoic Granitic Rocks
	Winterhaven Formation
	Chuckwalla Complex
	Orocopia Schist
	Major Gold Deposits

Regional Geology of the Chocalate Mtns., SE California
After Manske 1991 and Morton 1966.

Figure 7-1

New Gold Inc.

Mesquite Mine
Imperial County, California, U.S.A.
Regional Geology Map

February 2014

Source: New Gold Inc., 2009.

7-3

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Qal
Tertiary
Jurassic-Cretaceous
Au Mineralization
Jurassic-Cretaceous
Qal
Unconsolidated, locally derived alluvial detritus, recent < 4 Ma.
Tc
Consolidated, polylitich conglomerate, interbedded with silt, clay, and basalt, 4-10 Ma.
Quechan Volcanics (Tqv) -
Green-White, vitroclastic airfill tuff, 26 Ma.
Quechan Volcanics (Tqv) -
Black-Grey, rhyodacite and andesite flows, 32 Ma.
Silver Streak Intrusives (Jss, Jal) -
Alaskite Granite, biotite granite, medium to coarse grained, light pink, forms dikes and plugs, 145-205 Ma.
Mesozoic Intrusives (Jmd, and Jd, Mzi) -
Mela-diorite, quartz, plagioclase, biotite, and chlorite composition, coarse grained, light gray to green, cut by Alaskite Granite, thickness unknown, 145-205 Ma.
Winterhaven Formation (Jw, Mzw) -
Interstratified siltstone, quartz muscovite schist, and quartz muscovite hematite phyllite, fine to medium grained, pale green to pink, greater than 1000 feet thick, 145-205 Ma.
Chuckwalla Complex (mc)
Bay Horse Quartzite (Jbg) -
Fine to medium grained calcareous quartzite, well rounded. Sandstone protolich. 145-170 Ma.
Muscovite Schist (Jms) -
Muscovite schist with tourmaline and amphibole rich layers, quartzofeldspathic zones with epidote, and blastoporphyritic units. Medium to lite gray, 0-125 feet thick.
Biotite Gneiss (Jbg) -
Biotite (10-30%), Quartz (70-90%), and feldspar rich gneiss, weak layering, salt and pepper appearance. Protolith of impure feldspathic quartzarenite to quartzarenite. 350 to 400 feet thick, 145-170 Ma.
Hornblende Biotite Gneiss (Jhbg) -
Biotite (30-40%), Quartz (55-70%), and feldspar rich augen gneiss, imperfect augens of quartz feldspar, compositional layering of biotite and quartz feldspar, rare quartzite beds, medium to thick, bedded, Volcaniclastic protolith. Approximately 400 feet thick. 145-170 Ma.
Mafic Gneiss (Jmg) -
Biotite (60%), Quartz (30-40%), and feldspar rich gneiss, black-dark grey, fine grained, equigranular, thin quartzite interbeds, greater than 1200 feet thick, gradational contact with Hbg unit. 145-170 Ma.
Muscovite Granite (Klgr, Kmgs) -
Quartz, Muscovite, Feldspar rich granite, white coarse to medium grained, sill and dikes common, grades laterally into pegmatite dikes, 5-100 feet thick, 60-105 Ma.
Pegmatite (Jpeg) -
Quartz, biotite, feldspar rich granite, minor muscovite, white, coarse to fine grained, dikes, and sills common, 5-50 feet thick, 158-160 Ma.
Orocopia Schist (Os) -
Medium grained albite-epidote-amphibolite facies schist to coarse grained amphibolite facies schist, graywacke protolith. Unknown thickness >170 Ma. Not exposed at mesquite Mine.
NOTE:
Tecno-Stratigraphic column of the Chocolate Mountain and Mesquite Mine (Manske, 1991, Morton, 1966)
0 100 200 300 400 500
Feet

Figure 7-2

New Gold Inc.

February 2014 ***Source: Independent Mining Consultants Inc., 2006.***

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PROPERTY GEOLOGY

The description of property geology is taken for the most part from a report by Della Libera et al. (2011).

The Mesquite Mine comprises two sub-parallel, Oligocene-age mineralized zones:  Big Chief – Vista (Big Chief, Cholla, and Lena, Rubble Ridge, Panhandle, and Vista), and Rainbow (Cherokee, Rainbow, and East Rainbow).  Gold mineralization is hosted in Mesozoic gneisses that are intruded by biotite/muscovite rich granites.  The district is covered by a thin veneer (0-300 ft) of Tertiary and Quaternary sediments, shed from the south slope of the Chocolate Mountains.  Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

STRATIGRAPHY

The stratigraphic succession at Mesquite should be subdivided in three Gneiss Units, which form a geologic continuum grading from a felsic upper unit represented as Biotite Gneiss (BG) to a mafic lower unit represented as Mafic Gneiss (MG).  A compositionally intermediate unit defined as Jurassic Hornblend Biotite Gneiss is a transitional unit located between the upper felsic and lower mafic schist.

The BG has a 60% to 80% felsic component (quartz dominant) with fine, weakly‐foliated biotitic bands.  In contrast to the lower units, BG is more commonly affected by brittle deformation and nearly to completely oxidized with weak alteration to spotty pale mint green sericite in feldspar sites or less commonly as bright green epidote replacing entire crystals.  BG occasionally contains fine‐medium grained, sub‐anhedral, pale yellow to white sphene.

The Hornblende‐Biotite gneiss (HBG) has a 40% to 60% felsic component with ductile deformational fabrics.  Quartz and feldspar content varies with depth grading from quartz‐dominant to feldspar (plagioclase>orthoclase)‐dominant.  The unit is also characterized by the presence of yellow-orange to bright orange "axe‐head" sphene of various grain size and crystallinity, augens of felsic‐dominant pegmatoid (PG), and local centimeters to meter tonalite augens with rotational tails.  The unit is locally mylonitic where ductile features are cut by brittle deformation as suggested by the presence of weak mylonitic fabric in rotated angular blocks and rubble in shear zones.  The feldspars in the mafic‐dominant intervals are commonly altered to pale green sericite.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 7-5

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PG bands in HBG are predominantly grey with more quartz than feldspar, becoming more feldspar‐rich with depth.  HBG is distinguished from BG by the presence of ductile fabric, decreased felsic content, the size, color, and shape of the "axe‐head" sphene, and the alteration of feldspars in mafic‐dominant bands of HBG.  Increased chloritization of biotite is common to the HBG along boundaries with PG.

The Mafic Gneiss (MG) is similar compositionally to the HBG with the distinction of increased mafic content (70% to 80%) and a decrease in felsic‐dominant augens and bands.  A mylonitic texture is commonly observed and typically subtle, but can be spectacular with bold "S"‐type folds.  The mafic‐dominant bands of the MG can be distinctly schistose.  PG bands in MG are more white than grey with an increase in feldspar content.  The felsic grains in the mafic‐dominant intervals are predominantly plagioclase>orthoclase with 2‐10 vol.% quartz, locally up to 50% by volume.

Miocene and Pliocene (?) sandstone, conglomerate, siltstone and sparse basalt interbeds unconformably overlie the mineralized gneissic rock.

STRUCTURE

Oligocene northwest‐striking dextral strike‐slip faults and north‐striking extensional faults are the dominant control of gold mineralization at Mesquite.  The fault sets mutually cut each other and thus, likely formed contemporaneously.  Post‐mineral deformation reactivated the northwest‐ and north‐striking fault systems and developed a northeast‐striking left‐lateral oblique slip fault set, which cuts and offsets the earlier north‐ and northwest‐striking fault sets and disrupt the gold‐bearing ore bodies.

ALTERATION

The alteration observed in pit exposures and drill core is largely confined to narrow fracture selvages as sericite and/or chlorite, quartz ± adularia veins and breccias, and ankerite‐dolomite veins and breccias.  The alteration intensity is directly related to hydro fracture density and is better developed in the BG than HBG or MG.

Figure 7-3 and 7-4 illustrate the local geology of the Mesquite Mine area.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 7-6

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Figure 7-3
New Gold Inc.
Mesquite Mine
Imperial County, California, U.S.A.
Property Geology
NOTE:
Mesquite Mine Geology 1997, Based on Pit and District Mapping.
Modified from Manske, 1991, Morales, 1994 and Willis and Tosdal, 1992.
February 2014 Source: Independent Mining Consultants Inc., 2006.
Legend:
STRATIGRAPHY
Mine Dumps/Leach Pads
QUATERNARY/TERTIARY
Quaternary/Tertiary Alluvium
Quechan Volcanics
CRETACEOUS
Muscovite Granite
MESOZOIC-JURASSIC
Pegmatite
MS-Muscovite Schist and Gneiss
BG-Biotite Gneiss
HBG-Hornblende-Biotite Gneiss
Alaskite
MG-Mafic Gneiss
Mesozoic Intrusives
Winterhaven Fm.
STRUCTURE
Fault
Interfault
Contact
0 1000 2000
Feet
N
14000 N
12000 N
10000 N
8000 N
6000 N
4000 N
8000 E
10000 E
12000 E
14000 E
16000 E
18000 E
20000 E
22000 E
NORTH HALF SECTIONS
CHOLLA
LENA
BIG CHIEF
GOLD BUG
BAYHORSE
LEACHPADS
VISTA PAD
PANHANDLE
BUBBLE RIDGE
VISTA
CHEROKEE
RAINBOW
EAST RAINBOW

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AA' CROSS SECTION THROUGH BIG CHIEF & CHOLLA

A
A'
SW
BIG CHIEF
CHOLLA
NE
Dump
Tc
MS
Bg
Hbg
MG
>0.006 oz/st Au
Current Pit Profile
Ultimate Pit
Whv
Singer Fault
0 200 400 600 800 1000
Feet

BB' CROSS SECTION THROUGH VISTA & EAST RAINBOW

B
B'
SW
VISTA
EAST RAINBOW
NE
Dump
Current Pit Profile
Tc
Bg
Redox
Hbg
MG
>0.006 oz/st Au
Proposed E. Rainbow Expansion
Whv
Singer Fault
0 200 400 600 800 1000
Feet

NOTE: Cross sections are through gold deposit area(s)

Figure 7-4

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Typical Cross Section

February 2014

Source: Independent Mining Consultants Inc., 2006.

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MINERALIZATION

Della Libera (2011) reports that the mineralization and alteration distribution is directly related to host rheology and is characterized by veins and breccias.  The principal types of mineralization defined at Mesquite are as follows:

•	Early epidote ‐ quartz veinlets overprinted by chlorite veinlets
•	Two‐stage siliceous matrix breccia (SMBX) developed along faults planes with quartz-adularia matrix ± pyrite
•	Quartz ± adularia ± pyrite ± electrum veinlets with sericite halos
•	Ankerite ± Dolomite ± pyrite veinlets
•	Bleached zones on fault planes with green sericite ± pyrite

The following description of the mineralogy was summarized from a document written by Newmont personnel describing the Mesquite operation (Smith et al., 1999) and reported in the Technical Report prepared by Independent Mining Consultants, Inc. (IMC) entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

Gold occurs at Mesquite as both submicron disseminated and coarse gold.  All documented gold occurrences are native gold, and classification has been based on silver content and grain size.  A silver-free native gold is the most common type in the oxidized zone.  It occurs in particles less than five microns, although clusters up to 100 µ are common in fault zones.  Gold grains are subhedral to anhedral in shape, with anhedral morphology predominating.  In general, the grains are characterized by irregular, ragged boundaries and equant to elongate shape.  Gold within the oxide portion of the deposit is commonly associated with goethite pseudomorphs after pyrite and mica minerals.  Later stage gold, less than five microns, is found along the cleavages of the micas.

A second type of gold is the silver-bearing (5% to 20%) coarse (10 µ to 600 µ) gold.  Its average size is 30 µm to 50 µm and it is typically found in the unoxidized zone, and only occasionally in the oxidized zone.  Grains have octahedral morphology, with cuspate to sharp boundaries.  Gold specimens are usually bright yellow electrum, with minor inclusions of galena and pyrite.  Silver-bearing gold is associated with quartz-adularia pyrite veins containing arsenopyrite, magnetite, and chalcopyrite.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 7-9

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Visible gold has been identified throughout Mesquite.  Small flakes, less than 50 µm, of free “flour” gold have been found within the oxidized gouge and clay fault zones.  The flour gold is thought to be a result of remobilization during oxidation and is supergene in nature.  Gold is typically associated with titanium oxides (rutile) and hematite.  These zones are limited in extent (one inch to three feet wide, with three feet to 50 ft of strike length), but can be extremely high grade.  Selective sampling indicates typical gold values of 1.0 opt to 2.0 opt Au, with a high of 35.9 opt Au recorded in Big Chief.

Coarse-grained hypogene gold has also been noted with more frequency and larger size in the unoxidized portion of the deposits.  Recent test work on non-oxidized ore indicates that 65% to 78% of the gold is liberated free milling gold, 13% is associated with refractory sulphide minerals, and the remainder is associated with iron oxides and carbonates.  Grain size ranges from 10 µm to 600 µm, with no textural indications of re-mobilization.  Coarse gold generally occurs as electrum within quartz veins (occluded and void fill), while the refractory portion is found within overgrowth rims of arsenopyrite, chalcopyrite, and pyrite.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 7-10

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8 DEPOSIT TYPES

The following description of the deposit types was summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

The gold mineralization at Mesquite was deposited in an epithermal setting, within 500 ft to 1,000 ft of the surface.  The majority of the economically attractive mineralization is found in the biotite gneiss and hornblende-biotite gneiss, while the mafic gneiss and intrusive rocks are generally less mineralized.  Gold mineralization is found both disseminated and vein hosted within these units.  The majority of the veining is controlled by faults and fault junctions which have moderate to steep dips.

The gold mineralization dominantly occurs in two types:

•	Pods of mineralization that are limited in lateral and vertical extent at fault intersections.
•	Trends of mineralization along faults.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 8-1

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9 EXPLORATION

New Gold has conducted exploration drilling on the Project as described here and in Drilling, Section 10.

EXPLORATION POTENTIAL

New Gold conducted an exploration drilling program in 2010-2011 to test the potential for defining economic Mineral Resources in the sulphide mineralization below the current Mineral Reserves.  The program comprised 36,341 ft of diamond drilling and reverse circulation drilling in 36 holes.  A significant Mineral Resource was not delineated and additional exploration was not recommended.

The potential for lateral extensions of mineralization is largely limited by the permit boundaries.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 9-1

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10 DRILLING

Drilling on the Project has totalled approximately 3.1 million ft in 6,821 holes of which WMMI drilled approximately 268,800 ft in 593 holes.  Of the total holes drilled to date, 118 holes in the database were exploratory in nature, and tested for satellite deposits.

The holes were mostly drilled vertically.  In general, the disseminated mineralization is flat-lying or with a moderate 16º southwest dip and therefore the vertical drilling provides an appropriate measure of the true mineralization thickness.

DRILLING BY PREVIOUS OPERATORS

The pre-WMMI drilling comprises 2.7 million ft of drilling in 6,221 drill holes, most of which are RC holes.  A total of 103 holes in the database were diamond drill holes.  During the early development of the property, 128 of the RC drill holes were deepened by diamond drilling below the water table.  A total of 13 PQ core holes that were drilled for metallurgical testing were not found in the current drill hole database.  Most of the drill holes were vertical holes and have not been downhole surveyed.

The drill hole locations are illustrated in Figure 10-1.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 10-1

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31
32
33
34
6
5
4
3
7
8
9
10
18
17
16
Highway 78
N
0
1000
2000
3000
4000
Feet

February 2014

Source: New Gold Inc., 2009.

Figure 10-1

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Drill Hole Location Plan

10-2

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REVERSE CIRCULATION DRILLING AND LOGGING

Gold Fields completed most of the RC drilling on the property; more than 5,000 holes for 2.4 million feet.  The methods used by Santa Fe and Newmont have not been documented.

The initial sampling by Gold Fields on the RC drilling was completed using two field samplers to collect and quarter each 2.5 ft drill interval from a Jones riffle beneath the drill cyclone.  Approximately 85% of the samples were dry.  Wet sampling was completed by a rotary wet sampler located beneath the drill cyclone, and during wet sampling flocculent was added to aid the settling of fines.

Portions of each 2.5 ft interval bags were poured into sieves and washed.  The washed samples were then placed into trays to half fill the cells in the trays.  The sample chips in the trays were then logged by a company geologist.  No sample trays are available because the trays were discarded before WGI acquired the property.

CORE DRILLING AND LOGGING

Core drilling was generally completed using HQ core, which was transported to Yuma, Arizona, where it was cleaned and photographed.  The core was logged, marked, and rock quality designation (RQD) measurements were taken from each five-foot interval.  Core recovery information is not available in the database.  The core from the various drill campaigns was discarded before WGI acquired the property.

TWIN HOLE COMPARISON

Gold Fields drilled two pairs of twin RC/diamond drill holes during the preproduction exploration.  They concluded that the assays showed the same overall distribution of gold grades although with high local variation.  The correlation coefficient for the paired composites is 55%; the mean value of the core composites (20 ft) was 0.028 opt Au; and the mean of the RC composites (also 20 ft) was 0.027 opt Au.  The coefficient of variation was 1.3 for the core composites and 0.9 for the RC composites (Bechtel, 1984).

Mine Development Associates (MDA) found, and reported in its December 2004 Technical Report, that a number of the vertical diamond drill holes had been drilled within 25 ft of vertical RC drill holes.  MDA compared 32 core holes with nearby RC drill holes representing approximately 10,000 ft of compared data.  This comparison showed significant differences between some of the holes (Table 10-1), indicating that the RC assays tend to return higher assays than comparable core assays.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 10-3

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In its 2006 Technical Report, IMC concluded that though it was possible there was a bias in the RC samples, resource modelling methods employed at the property, particularly capping of high grade assays to get models to conform to production results, must have compensated for this bias.  This is supported by the performance of the resource models to the actual mined tonnage.

TABLE 10-1   TWIN HOLE COMPARISON
New Gold Inc. – Mesquite Mine, U.S.A.

Core Holes			RC Hole			Interval		Footage	Core	RC
Hole #	East	North	Hole #	East	North	From (ft)	To (ft)		(opt Au)	(opt Au)
LDH-01	12948	9925	MR-1995	12943	9914	275	540	265	0.029	0.032
LDH-02	12804	10065	MR-0809	12791	10062	135	500	365	0.015	0.020
LDH-03	12752	10020	MR-1824	12742	10012	205	460	255	0.019	0.019
LDH-04	12687	9970	MR-1830	12694	9961	165	440	275	0.014	0.021
LDH-05	12889	9964	MR-0811	12877	9963	250	520	270	0.017	0.036
LDH-08	12044	10582	MR-1700	12049	10586	75	380	305	0.014	0.018
LDH-09	12188	10616	MR-0780	12198	10621	75	420	345	0.013	0.059
LDH-10	12200	10507	SM-0484	12193	10503	135	380	245	0.018	0.015
LDH-11	12895	10069	MR-0678	12883	10063	135	540	405	0.014	0.050
LDH-12	12375	10283	MR-0671	12389	10294	105	360	255	0.012	0.021
LDH-13	12563	10140	MR-0178	12581	10152	225	360	135	0.034	0.049
LDH-14	11664	10574	MR-1731	11659	10576	100	330	230	0.024	0.024
LDH-15	11513	10529	MR-0798	11508	10523	115	480	365	0.023	0.025
LDH-18	12325	10442	MR-1717	12342	10457	55	400	345	0.013	0.012
LDH-20	11648	10578	MR-1731	11659	10576	100	420	320	0.030	0.028
LDH-21	11232	10963	SM-1488	11243	10963	260	500	240	0.011	0.158
VDH-01	17173	6997	MR-0479	17181	7004	0	200	200	0.035	0.012
VDH-02	17039	7039	MR-1219	17052	7029	0	400	400	0.012	0.020
VDH-04	17362	7149	MR-1388	17351	7158	65	300	235	0.032	0.028
VDH-05	17442	7056	MR-1230	17450	7037	160	360	200	0.040	0.063
VDH-07	17257	7234	MR-1220	17277	7248	0	300	300	0.016	0.012
VDH-09	17071	7271	MR-1367	17059	7259	0	360	360	0.024	0.014
VDH-10	17191	7170	MR-2982	17198	7165	0	470	470	0.015	0.030
VDH-11	18033	7051	MR-1339	18044	7052	85	500	415	0.024	0.033
VDH-12	16307	7105	MR-0969	16302	7106	15	300	285	0.006	0.046
VDH-13	16743	7137	MR-1216	16757	7152	15	500	485	0.011	0.016
VDH-14	18012	7196	MR-0089	18005	7184	45	380	335	0.025	0.024
VDH-16	16391	7180	MR-0349	16399	7200	20	300	280	0.033	0.014
VDH-17	18140	6949	MR-1253	18144	6963	120	555	435	0.038	0.104

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 10-4

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Core Holes			RC Hole			Interval		Footage	Core	RC
Hole #	East	North	Hole #	East	North	From (ft)	To (ft)		(opt Au)	(opt Au)
VDH-18	18177	6997	MR-0613	18187	7000	100	550	450	0.148	0.039
VDH-19	18135	7134	MR-1310	18137	7151	95	360	265	0.019	0.026
VDH-21	17176	6994	MR-0479	17181	7004	0	260	260	0.011	0.011
Totals								9,995	0.026	0.033

The following description of the sample method and approach was summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

REVERSE CIRCULATION SAMPLING

Gold Fields’ initial sampling on the RC drilling was completed using two field samplers to collect and quarter each 2.5 ft drill interval from a Jones riffle located beneath the drill cyclone.  The succeeding 2.5 ft interval split was combined to produce a quarter split of the five-foot interval.  This sample generally weighed 25 lb to 30 lb.  This sample was placed in bags and trucked to Yuma, Arizona, to the Gold Fields in-house sample preparation facility.  The samples were dried in Yuma prior to processing.

Details of Santa Fe and Newmont sampling methods have not been documented.

DIAMOND DRILL CORE SAMPLING

The whole core was transported to Gold Fields in-house sample preparation facility in Yuma, Arizona.  The whole core was reduced, with the primary size reduction done with a jaw crusher followed by secondary crushing with a rolls crusher.  After crushing, the sample preparation was similar to RC drilling.

BLASTHOLE DRILLING

In addition to the drilling data, over 650,000 blasthole samples were taken during mine operations from 1985 to 2001.  Blastholes were drilled on 19 ft to 24 ft spacing on each bench to define the ore and waste boundaries while mining.  The blasthole samples were collected by the blasthole driller using a through-the-deck “rocket” sampler, and assayed at the mine laboratory using methyl-isobutylketone (MIBK) gold dissolution and atomic absorption assaying.

New Gold Inc. – Mesquite Mine, Project #2180
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The assay information for most of these data is available in a database.  Historically, the blasthole database has been used to reconcile the various resource models developed for the property.  This means that, on a continuous basis, a key step in the development of resource models was the comparison of how the modelling techniques performed compared to these historic data.  IMC also used these data to reconcile the model on which the current mineral resource estimate is based.

COMMENTS REGARDING SAMPLING METHOD AND APPROACH

The sampling methods and approaches used for the sampling of the Mesquite deposit are consistent with the deposit and mineralization type.  Though the data are historic in nature, the descriptions provided indicate the sampling was done correctly.  IMC (2006) reported that they were not aware of any deficiencies in sampling method or sample recovery that would impact on the reliability of the results.

In RPA’s opinion, the sampling method and approach are appropriate for mineral resource estimation.  Although the data are historic and details of the Santa Fe and Newmont sampling methods have not been documented, the mineral resource estimates vs. actual production reconciliation has been reasonable and therefore minimizes these issues.

DRILLING BY WMMI

WMMI drilled 593 holes for a total of 268,800 ft.  Diamond drilling accounted for 35,404 ft in 36 holes.

REVERSE CIRCULATION SAMPLING

Drilling is always done wet.  Samples are taken every five feet.  The sample weight ranges from 5 lb to 50 lb, however, sampling plates in the cyclone are modified as needed to produce a typical sample weight of 30 lb to 40 lb.

The sample splitter on the drill rig is washed out at least every drill rod, i.e., every 10 ft or 20 ft, depending on the type of drill.  A five gallon bucket with a “rice” bag collects the sample under the cyclone discharge chute.  Flocculent is sometimes used to help settle out the fines.

New Gold Inc. – Mesquite Mine, Project #2180
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Duplicate samples are taken on a random basis at the rate of one per 140 ft of drilling, approximately a 30:1 ratio, e.g., five to six duplicates are taken for an 800 ft hole.

Sample bags and tags are pre-numbered in the office by the WMMI drilling crew and stacked on the ground in order by the drill hole.  Samples typically sit for at least five days in the field to dry before being collected by the WMMI drilling crew and prepared for shipping to an off-site laboratory for assays.

DIAMOND DRILL LOGGING AND SAMPLING

Drill core was transported daily in sealed cardboard core boxes from the drill site to the core logging facility on site.  The front of each core box was marked with consecutive box numbers, drill hole number, and drilled interval at the rig and a wood block was inserted for each run drilled.

At the core logging facility, the project geologists marked intervals to be sampled and logged the core before each box was photographed and then split.  The core recovery and rock quality data was collected between driller’s block intervals and core recovery was also recorded for each sample interval.  The core was continuously sampled at five foot intervals.  The core was logged noting lithology, alteration, mineralization, and structures.  Core descriptions and geotechnical measurements were entered directly onto a laptop using Core View digital logging software.

Sampling was completed using a core saw for all competent rock intervals and using a core splitter for friable material such as fault gouge.  For each sample interval, one‐half split of the core was placed in consecutively numbered plastic bags with correspondingly numbered sample tickets.  The other half was placed back into the original core box and a corresponding numbered ticket was stapled inside the box for each interval sampled.

The boxes of split core were placed in secured storage inside the core storage facility.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

PRE-WMMI

The following description of the sample method, analysis and security was summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

SAMPLE SECURITY

The samples were collected, split, and placed in sealed bags at the drill site and transported to the Mesquite Mine exploration sample preparation facilities located in Yuma, Arizona, by company employees.  The sample pulps were prepared in Yuma and were shipped to assay laboratories.  Most of the samples were shipped to Gold Fields’ assay laboratory facilities in Lakewood, Colorado.  Although the procedure used by Santa Fe or Newmont has not been formally documented, the only probable change to sampling protocol was that the Yuma office was closed during this time resulting in sample preparation work being done at the mine site.

DRILL SAMPLE PREPARATION AND ANALYSIS

Reverse circulation drill samples, core samples, and bulk samples (from the decline), were treated at the Gold Fields sample preparation facility in Yuma, Arizona.  The previously prepared 40 lb bulk sample and the drill samples were crushed to minus 10 mesh and then split in a Jones splitter to approximately one pound.  This sample was pulverized to minus 150 mesh and split into four pulps.  One of these pulps was fire-assayed at Gold Fields’ laboratory in Lakewood, Colorado.  Check assays were run on 20% of the samples by submitting a second pulp to either Skyline Laboratory or Barringer Laboratory.  The check assays made on the duplicate pulps were noted to agree with the original assay with no bias and 95% correlation coefficient.  It is unknown if the aforementioned laboratories were certified.

During sample preparation, periodic checks were made for coarse gold by running the reject material through a Denver gold saver and carrying out both visual and quantitative assessments of the results (Bechtel, 1984).

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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Due to the historic nature of the Mesquite assay data, the certification applicable to the Barringer and Skyline laboratories during the course of their work is not known.  Both were commercial laboratories that were heavily relied on by the mining industry during that time.  It is also reported that a significant number of the assays were done by the Gold Fields facility in Lakewood, Colorado.  Note that much of the Gold Fields laboratory analyses would have been in the areas of Big Chief that have been mostly mined out and would not be a major factor for future production.

QUALITY ASSURANCE/QUALITY CONTROL, CHECK SAMPLES, CHECK ASSAYS

According to Bechtel (1984), Gold Fields prepared all drill samples (both core and RC) and the bulk samples from the decline at its sample preparation laboratory in Yuma, Arizona.  After the samples were fire assayed at the Gold Fields’ laboratory in Lakewood, Colorado, check assays were done on approximately 20% of the samples.  A second duplicated pulp was assayed by either Barringer Laboratory or Skyline Laboratory.

Gold Fields’ comparison of 1,383 check assays with the corresponding original assays shows a good correlation of the two sets of data.  The means were within approximately 5% and the correlation coefficient was 95%.

The QA/QC procedures by Santa Fe or Newmont have not been formally documented, but QA/QC, check samples, and check assays were done as evidenced by information in the hard copy files existing for each individual hole.  In addition, a program of soluble cyanide assaying was performed along with the fire assaying.

Figure 11-1 illustrates the sample preparation and assay procedure.  In RPA’s opinion, the sample preparation, security, and analytical procedures were adequate for Mineral Resource estimation.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 11-2

RPA
www.rpacan.com

QA/QC FOR DRILLING SAMPLES
Split
Log sample in the Lab.
Dry entire sample
Crush entire sample to >70% -2 mm.
ALS CHEMEX CODE: PREP 31B
Blend, Split
Reject -2 mm.
1 @ 20 samples to check in another Lab.
1 Kg.
Pilverize, 85% passing 75 micron.
1 AT Fire Assay
1 @ 20 samples to check in another Lab.

Figure 11-1

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Assay Lab Sample Preparation and Assaying Procedure

February 2014 ***Source: Independent Mining Consultants Inc., 2006.***

11-3

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WMMI

SAMPLE SECURITY

Drill core and RC samples were palletized with a security tag and transported by truck from the Mesquite Mine Site to the American Assay Labs (AAL) facility in Sparks, Nevada.  The shipments were done using a transport service company recommended by AAL and scheduled at least once per week.

SAMPLE PREPARATION AND ANALYSIS

At AAL in Sparks, all samples were inventoried and entered into an electronic tracking system prior to sample preparation.  All samples were prepared as shown on the flow chart in Figure 11-2.

All samples were analyzed for gold using a 50 gram fire assay with an atomic absorption (AA) finish (AUFA50‐AAS/ICP) and Au CN Soluble (AUCNSO).  A one kilogram pulp was returned from each sample and stored in the core storage facility at the Mesquite mine site.  Assay results were transmitted electronically to New Gold, Inc. VP Exploration and the Mesquite Sulfide Project Manager.  Hard copy certificates were mailed to the Mesquite Mine office in California.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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RPA
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Samples Received – Work Order # assigned – Samples ordered sequentially – Includes Standards and Blanks
Samples weighed
Entire sample crushed to that >90% passes -2mm (-10 mesh) and two splits made
1,000 g for pulverizing and assay; split pulverized so>90% passes -200mesh
Remaining reject used to produce the CRD 1:20
300 g Split of pulverized material for Fire Assay and CN soluble (50 g)
Lab Repeat 1:10
Reject PRD 1:20 (300 g)
1,000 g for pulverizing and assay; split pulverized so>90% passes -200mesh
300 g Split of pulverized material for Fire Assay and CN soluble (50 g)
Lab Repeat 1:10
Remaining reject into original sample bag and discarded.

Figure 11-2

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Sample Preparation Flow Chart

February 2014

Source: New Gold Inc., 2010.

11-5

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QUALITY ASSURANCE/QUALITY CONTROL

The quality assurance/quality control (QA/QC) program comprised submission of certified reference material (CRM), blanks, and duplicate samples into the sample stream.  The project geologist and database manager review the results.  QA/QC assays that fall outside the acceptable limits require a re-assay of ten samples before and after the non-compliant sample.

CERTIFIED REFERENCE MATERIAL

During the 2010-2011 drilling program and the first half of the 2013 drill program WMMI submitted 610 CRMs at the rate of approximately one in ten samples.  The CRMs were supplied by Geostats Pty Ltd, New Zealand and represent the expected range of values at the mine.  The specifications of the CRMs are summarized in Table 11-1.

TABLE 11-1 CERTIFIED REFERENCE MATERIAL
New Gold Inc. - Mesquite Mine

Supplier	Standard	Samples	Expected	Standard
	Reference No.	Returned	Grade	Deviation
			(g/t Au)	(g/t Au)
Geostats Pty Ltd	G300-8	105	1.07	0.06
	G312-7	54	0.22	0.01
	G901-7	144	1.52	0.06
	G901-9	60	0.69	0.04
	G907-2	91	0.89	0.06
	G909-7	156	0.49	0.03

The conventional approach to setting reference standard acceptance limits is to use the expected assay ±2 standard deviations.  Only 3% of the assays would be expected to fall outside the limits and values would be expected to be randomly distributed about the standard’s expected value.  Five CRMs, less than 1% of the 610 submitted were outside the limits.  The results for G312-7 were on average 7% below the expected value, however, in absolute terms it was only 0.01 g/t Au.  In RPA’s opinion the results support the integrity of the database used for mineral resource estimation.  The control charts for results of the six CRMs are illustrated in Figure 11-3.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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FIGURE 11-3   CONTROL CHARTS – CERTIFIED REFERENCE MATERIAL

G300-8
Grade (g/t Au)
1.4
1.2
1
0.8
0.6
0.4
0.2
10427
11309
11660
11775
11941
12124
12271
12461
12627
557519
557885
557992
558061
558313
558685
559377
559677
560087
560564
561001
561186
561461
561931
562248
562548
563140
590937
Sample Number
Expected
-2SD
+2SD
Actual

G312-7
Grade (g/t Au)
0.25
0.23
0.21
0.19
198720
198862
199036
199167
199276
199370
199548
199709
199802
199957
200119
200742
200951
1270347
1270538
1270955
1271138
1271418
1271561
1271701
1271847
1271987
1272078
1272399
1272650
1272873
1273100
Sample Number
Actual
Expected
-2SD
+2SD

G901-7
Grade (g/t Au)
1.80
1.60
1.40
1.20
1.00
10019
10271
11228
11409
11898
12187
12503
12731
199630
200097
200905
557730
558353
558938
559275
561038
561442
562118
562569
562793
563102
563300
563396
1270265
1270811
1271662
1272277
1272575
1273025
Sample Number
Actual
Expected
-2SD
+2SD

New Gold Inc. – Mesquite Mine, Project #2180
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New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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BLANK SAMPLES

WMMI inserted 482 blank samples into the sample stream to check for contamination, drift, and tampering.  Blank samples comprised waste from a barren rhyolite outcrop on the Mesquite site as well as samples used by the on-site laboratory.

In RPA’s opinion, the blank samples should have a maximum acceptance level of three times the detection level of the analytical process, i.e., 3 x 0.003 = 0.01 g/t Au.  The results demonstrate that:

•	97.9% of the control blanks returned values within the maximum acceptance level;
•	1.2% of the control blanks returned values between three and four times the detection level;
•	0.9% of the control blanks returned values greater than four times the detection limit.

In RPA’s opinion, the results indicate minimal evidence of contamination, drift, or tampering.

FIELD DUPLICATES

WMMI submitted 298 split core duplicates and 376 split rotary sample duplicates during the 2010-2011 and 2013 drilling programs.  Duplicate samples are used to monitor data variability as a function of sample homogeneity.  In RPA’s opinion the results of the field duplicates support the use of the database for Mineral Resource estimation.  Figures 11-4 and 11-5 illustrate the results of the field duplicate sample program.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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FIGURE 11-4   FIELD DUPLICATES - SPLIT CORE

FIGURE 11-5   FIELD DUPLICATES - ROTARY SPLITS

PULP DUPLICATES

WMMI submitted duplicate pulp samples from 309 split core samples and 386 split rotary samples during the 2010 and 2013 drilling programs.  In RPA’s opinion the results of the pulp duplicates support the use of the database for Mineral Resource estimation.  Figures 11-6 and 11-7 illustrate the results of the pulp duplicate sample program.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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FIGURE 11-6   PULP DUPLICATES – SPLIT CORE

FIGURE 11-7   PULP DUPLICATES – ROTARY SPLITS

New Gold Inc. – Mesquite Mine, Project #2180
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12 DATA VERIFICATION

The following description of the data verification was summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

BULK SAMPLES BY GOLD FIELDS

In 1982 and 1983, a decline and crosscuts were developed in the Big Chief deposit to provide material for a pilot heap leach and to obtain geologic information in the deposit.  A total of 2,390 ft of underground development was completed.  Each blast round of approximately 40 tons was split into two portions, one for metallurgical testing and the other for assaying.  A total of 58 rounds were bulk sampled.  Table 12-1 shows a comparison of model blocks estimated from the decline samples with the same model blocks estimated using only the drill data.  It can be seen that the means of the two data sets compare very well at 0.052 opt and 0.051 opt, respectively.  The low correlation coefficient, however, indicates that on a round-by-round basis there was considerable variability between the bulk and drill sample results.  The results of the study demonstrate that a mineral resource estimate should be reliable on a global basis, but less so on a smaller scale.

OTHER EARLY GOLD FIELDS DATA CHECKS

Bechtel (1984) reported that Gold Fields compared the results of RC and core drilling and concluded that there was no bias in either type of drilling.  During the initial reserve estimation, Gold Fields also made a comparison of block estimates based on drill holes with block estimates based on four or more bulk samples within each block.  The mean grades of 50 blocks were within 2%.  In addition, Gold Fields made a comparison of the grade estimates for 1,122 blocks based on 141 ft spaced drilling with grade estimates of the same blocks based on drill spacing averaging less than 100 ft.  The difference in the means of the block estimates was less than 1%, although individual blocks did not compare well (Bechtel, 1984).  The results are summarized in Table 12-1.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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TABLE 12-1   COMPARISON OF BLOCK ESTIMATES FROM DECLINE VS. DRILL HOLES
New Gold Inc. – Mesquite Mine, U.S.A.

Item	Drill	Decline
Mean – opt Au	0.052	0.051
Minimum Grade – opt Au	0.010	0.010
Maximum Grade – opt Au	0.099	0.175
Standard Deviation	0.018	0.034
Number of Blocks	50	50
Correlation Coefficient	12.70%	12.70%

IMC DATA COMPARISON AND COMMENTS

IMC (2006) did a comparison of the drilling data with the blasthole data by pairing drill hole composites with the closest blasthole within 10 ft.  The summary statistics compared well, indicating good agreement between these two key data sets.

IMC (2006) believed that the sampling database at Mesquite was adequate to develop the resource model, mineral resource estimate, and ultimately, the mineral reserve estimate to the level of accuracy required for the feasibility study.

The MDA analysis presented in Table 11-1 indicates the possibility that the RC data are slightly high biased compared to core.  IMC proposed that, if this was true, it had been accounted for in the resource modelling, mostly due to, in the opinion of IMC, fairly aggressive grade capping.  The comparison of blasthole data to RC data does not show this bias.

CHECKS

Original assay results from the individual drill programs are located in the hard copy files containing drill hole logs and assay sheets.  RPA compared the assays from the original assay certificates with the entries in two diamond drill logs and found no errors.  In RPA’s opinion the definitive check is the Mineral Reserve model vs. actual production discussed in Item 15, Mineral Reserves.

New Gold Inc. – Mesquite Mine, Project #2180
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13 MINERAL PROCESSING AND METALLURGICAL TESTING

METALLURGICAL TESTING

HISTORICAL TESTING

A significant amount of metallurgical testwork has been by all of the owners of the Mesquite Mine.  It has included testing of crushed ore, run-of-mine ore and both oxide and non-oxide ore.  The data has been reported extensive in previous NI 43-101 Technical Reports (IMC, MDA).

Now that a significant amount of operating data has been accumulated, it is a more reliable prediction of gold recovery and reagent consumption than the out dated metallurgical test data.

PRODUCTION DATA 2007 TO 2013

The relevant production data to be considered is from July 2007 when the mine reopened and year-end 2013.  During this time period approximately 82 million tons of ore containing 1,263,000 oz of gold have been placed on the heap leach pads with an average grade of 0.0155 opt Au.  By December 2013, a total of 840,730 oz of gold had been produced, having an overall average recovery of 66.5%.  A summary is provided in Table 13-1.

TABLE 13-1   MESQUITE MINE PRODUCTION 2007 - 2013
New Gold Inc. – Mesquite Mine, U.S.A.

Year	Ore	Au	Au	Au	Annual Au	Cum. Au
	Placed	Grade	Placed	Produced	Recovery	Recovery
	(tons)	(opt)	(oz)	(oz)	(%)	(%)
2007	978,886	0.0198	19,345	3,777	19.5%	19.5%
2008	8,944,027	0.0225	201,146	111,034	55.2%	52.1%
2009	14,422,500	0.0150	216,012	150,002	69.4%	60.7%
2010	12,485,147	0.0181	225,882	169,023	74.8%	65.5%
2011	12,933,811	0.0166	214,321	158,004	73.7%	67.5%
2012	15,988,000	0.0136	216,790	142,008	65.5%	67.1%
2013	15,762,443	0.0108	170,074	107,016	62.9%	66.5%
Total/Avg	81,514,814	0.0155	1,263,570	840,864	66.5%

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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In addition to the operating data, the Mesquite Mine conducts on-site metallurgical tests continuously to predict the metallurgical performance of new ore zones and to confirm that the ore being placed on the leach pad will perform as expected.  During the site visit, Mesquite personnel reported that gold recovery is estimated at 75% of the contained gold for oxide ore and 35% of the contained gold for non-oxide ore.

RPA reviewed the operating data and confirmed that the Mesquite Mine conducts metallurgical accounting and maintains records of the operating data that are consistent with industry standards.

This review of historical data had several references (IMC, Micon, Scott Wilson RPA) to the possibility of a relationship between grade and recovery.  In reviewing the historical data, it appears that this may be the case.

The WMMI Monthly Operations Report for December 2013 provides the actual and budgeted production data for the year.  A summary of this data is provided in Table 13-2.

TABLE 13-2   MESQUITE MINE 2013 YEAR END DATA
New Gold Inc. – Mesquite Mine, U.S.A.

	Actual	Budget	Difference
Tons (000 t)	14,297	14,954	-4.4%
Grade (g/t)	0.37	0.43	-14.0%
Contained Oz	170,074	206,736	-17.7%
Produced Oz	107,016	143,914	-25.6%
Recovery	62.9%	69.6%	-9.6%

This data shows that the tonnage of ore delivered to the pad was only 4% less than budgeted but the grade was 14% lower than budgeted, which reduced the contained ounces placed on the pad to almost 18% less than the budgeted amount.  The produced ounces were over 25% lower than budgeted and the annual recovery was almost 10% lower than budgeted.  RPA recognizes that mining did not occur in all the same areas as budgeted, but finds this data valuable in the grade recovery relationship.

The gold grade versus head grade data from 2009 until 2013 is graphed in Figure 13-1.  For comparison purposes the actual and budgeted gold grades and recoveries from 2013 have been included on the plot.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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FIGURE 13-1   MESQUITE MINE GRADE RECOVERY RELATIONSHIPS

From this comparison, it appears that there may be a relationship between to gold grade and the recovery.  The graph also shows that the actual production data from 2013 follows the linear relationship, while the budgeted data appears to be somewhat higher than the recovery estimated by the linear correlation.  A consequence of these observations is that as the grade of the ore being placed on the pad goes down due to lower cut-off grades and/or declining mine grades, the recovery may also be reduced.

RPA did not have access to the proportions of oxide and non-oxide ore placed on the pad so the impact of this has not been evaluated but it is another potential reason why the recovery may be different from the budgeted recovery.

Since recovery is based on historical operating data, the results are based on representative material and there is no concern about representative samples.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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14 MINERAL RESOURCE ESTIMATE

SUMMARY

The updated Mesquite gold deposit Mineral Resource model was completed by Robert Sim, P.Geo, of SIM Geological Inc. and Bruce Davis, FAusIMM, of BD Resource Consulting Inc. (SIM and BDRC).  Both Robert Sim and Bruce Davis are independent to New Gold.  The 2013 end of year Mineral Resources are reported below the December 2013 as-mined topographic surface and are constrained by the 2013 optimized pit shell.

The Mineral Resources, effective December 31, 2013, are summarized in Table 14-1.

TABLE 14-1 MINERAL RESOURCES – DECEMBER 31, 2013
New Gold Inc. – Mesquite Mine

Classification	Tons (M)	Grade (opt Au)	Tonnes (M)	Grade (g/t Au)	Contained Gold (000 oz)
Measured	10.0	0.019	9.1	0.66	191
Indicated	335.0	0.014	304.1	0.48	4,713

Measured & Indicated	345.0	0.014	313.0	0.49	4,904

Inferred	19.33	0.012	17.5	0.42	238

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.0035 opt (0.12 g/t) Au for Oxide and Transition and 0.0070 opt (0.24 g/t) Au for Sulphide.
3.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce.
4.	Mineral Resources are reported below the December 2013, as-mined topographic surface, constrained by the 2013 optimized pit.
5.	Mineral Resources are inclusive of Mineral Reserves.
6.	Numbers may not add due to rounding.

RPA reviewed the estimate completed by SIM and BDRC and is of the opinion that the Mesquite Mineral Resource Estimate has been conducted to a high standard and is appropriate for public disclosure.  SIM and BDRC classification methodologies and Measured and Indicated categories are reasonable.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 14-1

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DATABASE

SIM and BDRC were provided with a drill hole database in comma delimited format text files containing collar, down hole survey, assay and geological data.  The cut-off date of the database used for modelling is August 30, 2013.

The database consists of 6,571 drill holes with a total length of 2,908,197 ft.  The majority of these holes were within the vicinity of the Mesquite deposit, only 118 holes did not fall within close proximity of the deposit and are deemed exploration holes, testing for satellite deposits.

The assay database consists of 516,677 samples, including a number of intervals greater than 20 feet in length.  Intervals greater than 20 ft in length were assigned zero values.  The gold grades along with a small amount of information pertaining to cyanide soluble gold are recorded in the database.  The cyanide soluble information amounts to only 3% of the assays and is deemed insufficient to be included in the resource estimate.  A summary of the assay data is provided in Table 14-2.

TABLE 14-2 SUMMARY OF RESOURCE DOMAINS
New Gold Inc. – Mesquite Mine

Element	Number of samples	Total Length (ft)	Min	Max	Mean	Standard Deviation
Gold	516,677	2,897,994	0	15.3 opt	0.0085 opt	0.0664
Cyanide Soluble Gold AuCn	16,739	83,960	0	17.34 ppm	0.25 ppm	0.5636

GEOLOGICAL MODELS AND DOMAINS

Wireframes surfaces and solids were provided to SIM and BDRC by New Gold personnel.  The wireframes represent geological and hydrogeological features pertinent to the resource estimate.

New Gold generated wireframes for lithology, structural fault block, oxide domain and water table as illustrated in Figures 14-1 to 14-3.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 14-2

RPA
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0 Elev
25000 E
24000 E
23000 E
22000 E
21000 E
20000 E
19000 E
18000 E
17000 E
16000 E
15000 E
14000 E
13000 E
12000 E
11000 E
10000 E
9000 E
8000 E
7000 E
6000 E
5000 N
6000 N
7000 N
8000 N
9000 N
10000 N
11000 N
12000 N
13000 N
14000 N
15000 N
Drill Hole
10,000 Feet
N
Legend: Lithology
Winterhaven
Hornblende Biotite Gneiss
Mafic Gneiss
Biotite Gneiss
Mica Schist

Figure 14-1

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

February 2014

14-3

RPA
www.rpacan.com

N
0 Elev
25000 E
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6000 N
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12000 N
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14000 N
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Figure 14-2

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Isometric View of Fault Block Wireframe Solids

(Looking to the Northeast)

February 2014

14-4

RPA
www.rpacan.com

0 Elev
5000 N
6000 N
7000 N
8000 N
9000 N
10000 N
11000 N
12000 N
13000 N
14000 N
15000 N
12000 E
11000 E
10000 E
9000 E
8000 E
Drill Hole
5,000 Feet
Legend:
Base of Complete Oxidation
Water Table
Top of Fresh Rock

Figure 14-3

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

February 2014

14-5

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COMPOSITING

Drill hole sample data were composited into five feet lengths starting at the top of the hole.  The composite length corresponds to the dominant sampling length, approximately 97% of the samples are five feet in length.  Composites were length weighted.  No density weighting was applied during compositing.

The various domain wireframes were used to assign codes to composites on a majority basis.

RPA concurs with the compositing strategy adopted and deems it appropriate to support Mineral Resource Estimation.  The sampling length is appropriate to capture geological complexities that may be masked by longer compositing lengths.

EXPLORATORY DATA ANALYSIS

Exploratory Data Analysis (EDA) was performed on the drill hole samples to investigate statistical distinctions between geological features.  SIM and BDRC divided the drill hole samples up into the following categories for EDA:
•	Lithology (Figure 14-4)
•	Structural fault block (Figure 14-5)
•	Oxide domain (Figure 14-6)
•	Above and below the water table (Figure 14-6)

FIGURE 14-4   BOX PLOT BY LITHOLOGY TYPE

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 14-6

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FIGURE 14-5   BOX PLOT BY STRUCTURAL FAULT BLOCK

FIGURE 14-6   BOX PLOT BY OXIDE DOMAIN (LEFT) AND BY ABOVE AND BELOW WATER TABLE (RIGHT)

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 14-7

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In addition to univariate statistical analysis, contact profile analysis was performed to evaluate the grade trends between domains.

SIM and BDRC concluded that there is no clear statistical distinction between the different geological features.  Rather, four domains, geographical separated, were outlined based on the distribution of gold grades, nature of the occurrence of grade and the orientation of grade trends.  The domains used for further exploratory data analysis and modeling are shown Figure 14-7 and a summary of the domaining distinctions is given in Table 14-3.

TABLE 14-3 SUMMARY OF MESQUITE RESOURCE DOMAINS
New Gold Inc. – Mesquite Mine

Domain	Criteria for domains
Area 1	Mineralization tends to be higher-grade, with more distinct and continuous zones.
Area 2	Gold zones tend to be more patchy in nature with moderate grades.
Area 3	Continuous higher-grade zones, similar to Area 1, but with a gentle dip to the southeast.
Area 4
Separated from Area 3 by about 1000 feet, Area 4 has some continuous zones of gold but these tend to be smaller and this Area contains lower average grades. It also exhibits a gentle dip to the southeast.

In addition, probability shells were used to separate higher grade portions of the resource from surrounding low grade areas.  A gold grade threshold of 0.0025 opt was chosen for single indicator estimation.  The resulting probabilities were visually inspected and blocks with probabilities greater than 40% were chosen for the generation of the probability shell used for additional sub-domaining of the deposit (Figure 14-8).

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 14-8

RPA
www.rpacan.com

0 Elev
25000 E
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Drill Hole
10,000 Feet
N
Legend:
Area 1
Area 2
Area 3
Area 4

Figure 14-7

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

February 2014

14-9

RPA
www.rpacan.com

0 Elev
N
Drill Hole
10,000 Feet
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7000 N
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12000 N
13000 N
14000 N
15000 N
0 Elev

Figure 14-8

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Isometric View of 0.0025 opt, 40% Probability Shell

February 2014

14-10

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The composite statistics for the resource areas is given in table 14-4.

TABLE 14-4 SUMMARY STATISTICS FOR MESQUITE RESOURCE DOMAINS
New Gold Inc. – Mesquite Mine

	Area 1	Area 2	Area 3	Area 4	Other
Number of Composites	46,895	41,328	65,505	30,859	383,958
Min	0	0	0	0	0
Max	5.830	4.780	15.300	0.734	7.500
Mean	0.031	0.018	0.021	0.014	0.002
Std Dev	0.121	0.073	0.126	0.020	0.021
CV	3.9	4.2	6.0	1.4	8.8

RPA concurs with the SIM and BDRC findings that there is no distinct correlation between geological features and grade distribution.  RPA finds the choice of resource domains and the use of probability shells acceptable.

BULK DENSITY

Due to a lack of bulk density data present in the sample database, SIM and BDRC used tonnage factors sourced from the 2010 RPA technical report.  Block tonnage factors of 13.58 ft3/ton and 15.94 ft3/ton were assigned for hard rock and gravel, respectively, based on historical data.  These correspond to specific gravities of 2.36 and 2.01, respectively.

RPA recommends that New Gold review the tonnage factors currently being used.

OUTLIER TREATMENT

The Mesquite Mine assay and composite distributions are very strongly positively skewed with a disproportionate amount of metal contained within a small proportion of the samples.  BDRC and SIM approached outlier treatment using; capping of high grade outliers to the capping values shown in Table 14-5 and a distance restriction of 35 ft from the block centroid for grade values higher than the outlier restriction values also shown in Table 14-5.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 14-11

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TABLE 14-5 SUMMARY OF MESQUITE OUTLIER RESTRICTION
New Gold Inc. – Mesquite Mine

	Area 1	Area 2	Area 3	Area 4	Other
Number of Composites	46,895	41,328	65,505	30,859	383,958
Capping Value	4	2	3.5	0.35	4
Outlier Restriction Value (max influence of 35 ft)	2	0.5	1.5	0.2	0.1
Mean Capped Grade	0.030	0.017	0.021	0.014	0.002
Stdev	0.113	0.055	0.080	0.019	0.015
CV	3.7	3.2	3.9	1.4	6.3
Number of Caps (primary capping Grade)	9	13	11	7	8

RPA reviewed the capping grades and found the values to be quite high.  Reconciliation on a pit by pit basis (Table 14-6) shows the model yielding 8% less tons and 15% higher grade resulting in 8% extra ounces being reported.  It is possible that the extra metal is attributed to the relatively high capping grades.

TABLE 14-6 MESQUITE PIT BY PIT RECONCILIATION
New Gold Inc. – Mesquite Mine

	Production			2013 Model			% Difference
Pit	Tons	Ounces	Grade	Tons	Ounces	Grade	Tons	Ounces	Grade
BA1_BC1V4	6.8	95.7	0.014	6.1	95.4	0.016	13%	0%	-11%
BA3	3.6	45.4	0.012	3.3	53.8	0.016	10%	-16%	-24%
BAYHORSE	2.6	36.0	0.014	1.7	29.6	0.017	53%	22%	-20%
BB1	13.1	161.5	0.012	14.2	197.5	0.014	-8%	-18%	-11%
BC3	4.2	61.3	0.014	2.9	52.6	0.018	44%	17%	-19%
BC3A	2.3	33.7	0.014	1.9	43.1	0.022	21%	-22%	-35%
Total	32.8	433.6	0.013	30.2	472.0	0.016	8%	-8%	-15%

VARIOGRAPHY

Experimental spatial analysis was performed on the composited samples within each area for composites falling within the probability shell and collectively for all areas, for samples falling outside of the probability shell (designated “other”).  A nugget effect and two exponential structures were fit to experimental correlograms.  A summary of the variogram parameters used during interpolation is summarised in Table 14-7.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 14-12

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TABLE 14-7 VARIOGRAM PARAMETERS
New Gold Inc. – Mesquite Mine

					1st Structure			2nd Structure
Domain	Axis	Nugget	Sill 1	Sill 2	Range (ft)	Azimuth (o)	Dip (o)	Range (ft)	Azimuth (o)	Dip (o)
Area 1	Major	0.35	0.604	0.046	36	146	15	849	136	0
	Semi-major				11	239	10	202	46	44
	Minor				7	1	72	49	46	-46
Area 2	Major	0.35	0.64	0.01	37	309	0	758	96	14
	Semi-major				7	3	90	261	338	62
	Minor				4	219	0	119	12	-24
Area 3	Major	0.35	0.625	0.025	28	353	14	299	4	30
	Semi-major				6	262	4	167	276	-4
	Minor				5	156	76	64	13	-59
Area 4	Major	0.5	0.324	0.176	19	159	80	754	330	19
	Semi-major				16	207	-7	426	64	11
	Minor				8	116	-7	61	183	68
Other	Major	0.2	0.768	0.032	36	11	13	454	167	-22
	Semi-major				8	281	0	245	99	42
	Minor				4	191	77	92	238	39

BLOCK MODEL

A block model with the dimensions 50 ft X 50 ft X 30 ft was chosen for the Mesquite Mine.  Blocks were coded according to domain using a majority rules criteria.  The proportion of blocks above and below the pre-mining topographic surface was also stored in the block model.  The block model limits for the Mesquite Project are summarised in Table 14-8.

TABLE 14-8 BLOCK MODEL LIMITS
New Gold Inc. – Mesquite Mine

Direction	Minimum	Maximum	Block Size (feet)	Number of Blocks
East	6000	25000	50	380
North	4000	15500	50	230
Elevation	-290	1000	30	43

RPA is of the opinion that the block size represents an appropriate Selective Mining Unit (SMU) and is appropriate for resource estimation given the density of drilling.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 14-13

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INTERPOLATION PARAMETERS

An individual set of estimation parameters was developed for each area.  Composites across areas were shared while the probability shell was used as a hard boundary.  Sensitivity of the global estimate to estimation parameters was aided by a method known as “Herco” or hermite polynomial correction.  The method involves correcting an underlying distribution (normally nearest neighbour or composites), and then creation of a theoretical grade tonnage curve given information on change of support provided by the composite variogram and the block size.  The theoretical grade tonnage curve is then compared to block estimates and interpolation parameters are adjusted until a suitable match is achieved.  SIM and BDRC corrected the histogram of the declustered composites.

A summary of the interpolation strategy adopted by SIM and BDRC is given in Table 14-9.

TABLE 14-9 INTERPOLATION STRATEGY
New Gold Inc. – Mesquite Mine

	Search Ellipse Range (ft)			Number of Composites
Domain	X	Y	Z	Min/block	Max/block	Max/hole	Octant Search
Area 1	750	750	200	6	60	10	1 DH per octant
Area 2	750	750	200	6	48	8	1 DH per octant
Area 2	750	750	200	6	48	8	1 DH per octant
Area 4	750	750	200	6	60	10	1 DH per octant
Other	750	750	200	6	32	8	1 DH per octant

RPA reviewed the interpolation strategy and is of the opinion that given the validation discussed in the estimate validation section, the strategy is reasonable.  RPA would recommend, as an improvement to the interpolation strategy, aligning the search ellipse with the variogram rotations and reducing the Z-axis range.

VALIDATION

Sim and BDRC validated the block using the following validation procedures:
1.	Visual inspection of the block model
2.	Comparison with the theoretical grade tonnage curve (Herco)
3.	Comparison with other estimation methods
4.	Swath Plots
5.	Comparison with previous estimate

Some examples of the results of the block model validation procedures are given in Figures 14-9 to 14-12.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 14-14

RPA
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Legend: Grade (OPT)
< 0.005
0.005 - 0.010
0.010 - 0.015
0.015 - 0.020
0.020 - 0.025
0.025 - 0.030
0.030 - 0.035
0.035 - 0.040
0.040 - 0.045
0.045 - 0.050
0.050 - 0.055
0.055 - 0.060
0.060 - 0.065
0.065 - 0.070
0.070 - 0.075
0.075 - 0.080
0.080 - 0.085
0.085 - 0.090
0.090 - 0.095
> 0.095
0 100 200 300 400 500
Feet
900
1000
1100
1200
0

Figure 14-9

New Gold Inc.

Mesquite Mine
Imperial County, California, U.S.A.

Vertical Section Through the Mesquite Block Model

February 2014

14-15

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FIGURE 14-10   HERCO THEORETICAL GRADE TONNAGE CURVES (CHANGE OF SUPPORT) VERSUS BLOCK ESTIMATE GRADE TONNAGE CURVES FOR AREAS 1 AND 2

FIGURE 14-11   COMPARISON BETWEEN ESTIMATION METHODS

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 14-16

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FIGURE 14-12   NORTH-SOUTH SWATH PLOTS FOR AREAS 1 AND 2

RPA reviewed the results of the validation performed and is of the opinion that that the interpolation strategies and underlying resource estimation assumptions are adequate to support Mineral Resource reporting as per NI43-101.

RESOURCE CLASSIFICATION

Mineral Resources at the Mesquite Mine have been classified using a distance to sample based technique.  SIM and BDRC, also considered the relative degree of confidence based off of years of production history, statistical information and an indicator variogram for 30 ft composites using a 0.01 opt gold threshold.

TABLE 14-10 CLASSIFICATION CRITERIA
New Gold Inc. – Mesquite Mine

Classification	Average Sample Distance	Drilling Pattern	Additional criteria
Measured	50	75 ft by 75 ft	High degree of consistency
Indicated	140	200 ft by 200 ft	Relatively high degree of consistency and continuity
Inferred	max = 300	-	-

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 14-17

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Subsequent to flagging block using the criteria described above, SIM and BDRC manually created classification wireframes for re-flagging blocks, ensuring that the block designation fell within continuous and consistent areas.  Figure 14-13 shows an example of the final Mesquite Mineral Resource classification.

RPA reviewed the classification of the Mesquite Deposit and is of the opinion that classification has been performed to a high standard and is consistent with industry practices.

MINERAL RESOURCES

The 2013 end of year Mineral Resources are reported below the June 2013 as-mined topographic surface and are constrained by the 2013 optimized pit shell.  Table 14-11 gives a detailed breakdown of the Mineral Resources at the Mesquite Mine.

TABLE 14-11 2013 MINERAL RESOURCES FOR THE MESQUITE DEPOSIT – DECEMBER 31, 2013
New Gold Inc. – Mesquite Mine

Classification / Zone	Tons (M)	Grade (opt Au)	Tonnes (M)	Grade (g/t Au)	Contained Gold (000 oz)
Measured
Oxide and Transition	6.3	0.016	5.7	0.56	102
Sulphide	3.7	0.024	3.4	0.82	89
Combined	10.0	0.019	9.1	0.66	191
					-
Indicated
Oxide and Transition	215.0	0.012	195.0	0.42	2,664
Sulphide	120.0	0.017	108.9	0.59	2,049
Combined	335.0	0.014	304.1	0.48	4,713

Measured & Indicated
Oxide and Transition	221.3	0.013	200.7	0.43	2,766
Sulphide	123.7	0.017	112.2	0.59	2,139
Combined	345.0	0.014	313.0	0.49	4,904

Inferred
Oxide and Transition	10.98	0.010	10.0	0.34	110
Sulphide	8.35	0.015	7.6	0.52	129
Combined	19.33	0.012	17.5	0.42	238

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.0035 opt (0.12 g/t) Au for Oxide and Transition and 0.0070 opt (0.24 g/t) Au for Sulphide.
3.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce.
4.	Mineral Resources are reported below the December 2013, as-mined topographic surface, constrained by the December 2013 optimized pit.
5.	Mineral Resources are inclusive of Mineral Reserves.
6.	Numbers may not add due to rounding.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 14-18

RPA

14000
13000
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10000
9000
8000
7000
6000
1000
500
0
-500
Drill Hole

NOTE:
- All Blocks (Top).
- Filtered by Probability Shell (Bottom).

Legend: Resource Classification
- *Indicated*
- *Inferred*
- *Unclassified*

0 500 1000 1500 2000
Feet

Figure 14-13

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

February 2014

www.rpacan.com

14-19

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15 MINERAL RESERVE ESTIMATE

SUMMARY

The mineral reserve estimate for the Mesquite Mine, effective December 31, 2013, is summarized in Table 15-1.

TABLE 15-1 MINERAL RESERVES – DECEMBER 31, 2013
New Gold Inc. – Mesquite Mine

Class	Classification	Tons	Grade	Tonnes	Grade	Contained Au
		(000s)	(opt Au)	(000s)	(g/t Au)	(000s oz)
Proven	Oxide	61	0.012	55	0.41	1
	Transition	3,668	0.020	3,328	0.69	73
	Non-Oxide	470	0.024	426	0.82	11
Proven	Subtotal	4,199	0.020	3,809	0.70	86

Probable	Oxide	15,589	0.014	14,146	0.48	224
	Transition	78,897	0.016	71,594	0.55	1,248
	Non-Oxide	29,077	0.023	26,386	0.79	679
Probable	Subtotal	123,563	0.017	112,094	0.60	2,152

Proven & Probable	Oxide	15,650	0.014	1,416	0.48	225
	Transition	82,565	0.016	74,923	0.55	1,322
	Non-Oxide	29,546	0.023	26,811	0.79	691
	Total	127,761	0.018	115,903	0.60	2,237

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.006 opt (0.21 g/t) Au for Oxide and Transition and 0.012 opt (0.41 g/t) Au for Non-Oxide.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,300 per ounce.
4.	Numbers may not add due to rounding.

DILUTION

Within the mine planning software, single blocks below cut-off within a mineralized area are included in the mining shapes as dilution.

CUT-OFF GRADE

Cut-off grades are based on the 2006 analysis done by IMC and included in the Micon NI 43-101 Technical Report.  Cut-off grades at that time were based on operating costs of $2.25 per ton and a gold price of $500 per ounce of gold.  Using a recovery of 75% for oxides and 35% for non-oxides, the breakeven cut-off is estimated to be 0.006 opt for oxides and 0.012 opt for non-oxides.  Using current operating costs of $3.37 per ton and gold prices of $1,300 per ounce, RPA

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 15-1

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estimates a breakeven cut-off of 0.003 opt for oxides and 0.007 opt for non-oxides showing that factors used for cut-off are conservative.  The higher cut-off grade allows for operating costs, capital costs, and a small margin.

RECONCILIATION

From 2007, Mesquite operation has produced 5% more tons at the modelled grade for 5% more contained ounces gold than defined by the mineral reserve model for the same volume of mineralization mined.  A new model was developed in August 2013 which was reconciled to production over the past five years.

RPA is unaware of any non-technical issues, e.g., social, political, legal, environmental, that would affect the Mineral Resource and Mineral Reserve estimates.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 15-2

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16 MINING METHODS

MINING OPERATIONS

The Mesquite Mine is an operating open pit mine with ore processing by heap leaching using a carbon-in-column (CIC) circuit to recover gold.  Current mine production is a nominal 146,000 tons per day of total material, including a nominal 32,000 to 46,000 tons per day of ore that is hauled to the leach pad.  Total mine production is capped at 60 million tons per year based on the air quality permit.  WMMI is applying for permits to increase the production tonnage to 65 million tons per year.   For 2013, gold production was 107,000 ounces.

The mine operations restarted in late 2007 with commercial production in January 2008.  There are six full years of operating data which were combined with the life-of-mine plan to develop an economic model and life-of-mine cash flow.

MINE DESIGN

Mining is performed through a conventional truck/shovel open pit mining method.  Operations include drilling, blasting, loading and hauling.  ROM ore is hauled directly to the leach pad to the south for processing.  Waste mining utilizes the same equipment fleet used to produce ore.  The primary waste disposal facilities are to the north (Cherokee, Rainbow 3), west, (Big Chief) and east (Rainbow Long) of the active mining pits with a potential opportunity for backfilling some of the mining areas as they are completed.  The mine general layout is shown in Figure 16-1.

The Whittle software was used for pit optimization.  Whittle uses the Lerchs-Grossmann Floating Cone algorithm at a series of gold prices within the ultimate pit shell to define separate mining phases.  Final mining phases were defined by the pit shell defined at a gold price of $1,250 per ounce.  Mineral reserves were generated from the pit designs produced around these shells.

The pit optimization utilized metallurgical recoveries of 75% for oxide ores and 35% for non-oxide ores.  Oxidation is defined by LECO sulphur results with non-oxide ores having 0.4 to 0.7% sulphur.  Sulphur levels above 0.7% are classified as waste.  The input parameters for the pit optimization were based on mining costs of $1.23/ton mined plus $0.015/ton per bench (30 ft) below 700 ft elevation.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 16-1

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An additional $0.20/ton was added to the mining cost for all material other than fill.  Other costs used include a processing cost of $1.70/ton ore and a General and Administrative cost of $1.00/ton ore.  Other input parameters are based on third-party pit stability analysis and current refining prices.  Mineral Reserves are summarized in Tables 15-1.

Given the results of the Whittle pit optimization, a final mineable pit was developed by WMMI.  Slope angles used for design held to recommendations from BGC Engineering and prior criteria established by Engineering Analytics.  Numerous pit slope stability analyses have been conducted over the years with work from Call & Nicholas (1986), Shepard Miller (1999), C.O. Brawner (1999, 2000), Agra Earth & Environmental (2000), Engineering Analytics (2008, 2009), BGC Engineering Inc. (2013) and Nicklaus Engineering Inc. (2013).

Final highwall slope angle criteria vary by area with the steepest walls on the south and shallowest in the northeast.  Pit design considered operational concerns such as highwall slopes, ramp placement and phase pit geometry.  Road geometry considered adequacy for the 205-ton haulage fleet to be used for width and performance characteristics up to the maximum gradeability.  Maintaining haulage ramps to a maximum of 10% has been proven to maintain fleet performance and equipment longevity.  Minimum pushback widths accounted for fleet access, shovel turn radius, and mobility within the active mining areas.  The key design parameters are shown in Table 16-1.

TABLE 16-1 MINE DESIGN PARAMETERS
New Gold Inc. – Mesquite Mine

Haul Road Width	100 ft
Haul Road Grade	10%
Interramp Slope Angles:
- from 0° to 90°	37°
- from 90° to 270°	43°
- from 270° to 330°	37-43°
- from 330° to 360°	27°
Mining Bench Height	30 ft
Vertical Interval between Catch benches	60 ft
Minimum Operating Width	200 ft
Minimum Design Pushback Width	350 ft

The ultimate pit designs for Vista, Vista West, Big Chief, and Brownie are shown in Figure 16-2.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 16-2

RPA
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N
Brownie
BRO
BB2
BC6
Big Chief
VW2
Cherokee
Rainbow 3
Rainbow
BC1
BA3
Vista West
VW1
VC2
VC1
VW3
Vista
Big Chief
Leach Pad
5000
10000
15000
20000
0 1000 2000 3000 4000 5000
Feet

Figure 16-1

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

General Mine Layout

February 2014

16-3

RPA
www.rpacan.com

5000
10000
15000
20000
N
BB2
Brownie
BRO
BC6
Cherokee
Rainbow 3
VW2
Big Chief
Vista West
Rainbow
BC1
BA3
VW1
VC2
VC1
Big Chief
VW3
Vista
Leach Pad
0
1000 2000 3000 4000 5000
Feet

Figure 16-2

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Ultimate Pit Design

February 2014

16-4

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MINE PLANNING

The Mesquite open pit designs were developed based on a $1,250 per ounce gold price.  The low-grade nature of the deposit dictates the use of large-scale open pit mining equipment for efficient and cost-effective mine development.  The pits are divided into multiple phases to meet the ore production rate and maintain a nominal 3.1:1 (W:O) stripping ratio through the mine life.  There are three phases for the Vista West area (VW1,VW2, VW3), four phases for the Big Chief area (BA3,BB2,BC1,BC6), and two phases for the Vista area (VC1, VC2).

Haulage profiles were determined for each bench from each phase to the leach pad or waste dump location for each production year.  The mining schedule is based on a nominal annual ore production rate of 13.5 million tons of ROM ore per annum.  The life of the mine spans ten years from 2014 to 2023.  Backfilling of prior mined pits is used wherever possible to reduce haulage costs.

MINE PRODUCTION SCHEDULE

The mine production schedule was generated based on reserves within the designed pit phases using the following parameters and guidelines:

•	Target of a nominal 13.5 million tons of ore per annum, or 38,500 tons per day
•	Target high grade and low stripping in the earlier pit phases

The schedule includes 127.8 million tons of proven and probable mineral reserves.  The production figures from 2007 to 2013 are shown in Table 16-2 and life-of-mine production, in Table 16-3.

TABLE 16-2 MINE PRODUCTION 2007-2013
New Gold Inc. – Mesquite Mine

	Ore		Waste	Total	Strip
Year	Tons (000s)	Au (opt)	Tons (000)	Tons (000)	Ratio
2007	979	0.020	18,934	19,913	19.34
2008	8,944	0.022	45,606	54,550	5.10
2009	13,971	0.015	45,036	59,007	3.22
2010	12,485	0.018	39,672	52,157	3.18
2011	12,934	0.017	37,743	50,677	2.92
2012	15,987	0.014	34,352	50,339	2.15
2013	15,760	0.011	37,479	53,239	2.38

New Gold Inc. – Mesquite Mine, Project #2180
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Page 16-5

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TABLE 16-3 LIFE-OF-MINE PRODUCTION
New Gold Inc. – Mesquite Mine

	Heap Leach		Waste	Total
Year	Tons (000)	Au (opt)	Tons (000)	Tons (000)	Strip Ratio
2014	14,368	0.014	43,170	57,537	3.00
2015	12,317	0.016	43,841	56,158	3.56
2016	11,870	0.013	48,422	60,291	4.08
2017	17,105	0.014	37,842	54,946	2.21
2018	11,731	0.019	37,072	48,803	3.16
2019	7,969	0.021	38,885	46,854	4.88
2020	11,550	0.022	38,486	50,037	3.33
2021	10,463	0.023	39,347	49,810	3.76
2022	10,696	0.024	43,400	54,096	4.06
2023	19,693	0.016	23,805	43,498	1.21
Total	127,761	0.018	394,269	522,030	3.09

MINE EQUIPMENT

Two hydraulic shovels (44 yd3) are used as the primary loading units.  The hydraulic shovels are supported by two front-end-loaders (28 yd3, 26 yd3) which provide additional loading capacity as well as clean-up support.  Off-highway 205-ton haul trucks are used as the primary haulage unit.  Mine mobile equipment fleet requirements are based on the annual mine production schedule for ore and waste, mine shift schedules, and equipment productivity estimates.  Table 16-4 lists the current major mine equipment fleet.  The mine work schedule is two 12-hour shifts per day, seven days per week.

Drilling is performed with a fleet of rotary down-the-hole hammer drills (8¾ in. diameter) on a nominal 26 ft x 26 ft pattern or a 28 ft x 28 ft pattern.  Blasting is controlled to minimize backbreak.  The overall powder factor is 0.26 to 0.32 lb/ton.  Holes are drilled to a 30 ft bench height with 3 ft of sub-drilling for a total depth of 33 ft.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 16-6

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TABLE 16-4 MINE EQUIPMENT FLEET
New Gold Inc. – Mesquite Mine

Equipment	Manufacturer	Size	Quantity
Truck - MT3700AC	Terex	205 ton	16
Truck - 789C	Caterpillar	195 ton	2
Wheel Loader - L1350	LeTourneau	28 yd3	1
Wheel Loader - WA1200	Komatsu	26 yd3	1
Hydraulic Shovel - RH340	Terex	44 yd3	2
Motor Grader - 16M	Caterpillar	16 ft	2
Track Dozer - D10T	Caterpillar	580 HP	3
Track Dozer - D9T	Caterpillar	410 HP	2
Wheel Dozer - 834H	Caterpillar	498 HP	2
Drill - D45KS	Sandvik	45,000 lb	4
Water Truck - 777F	Caterpillar	20,000 gal	2

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 16-7

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17 RECOVERY METHODS

PROCESS PLANT

SUMMARY

The processing facilities were designed to process 8,800 gpm of pregnant gold solution producing up to 140,000 oz of gold annually from a combination of 98 million tons of oxide ore grading 0.016 opt and 30 million tons of non-oxide ore.  WMMI reported that the solution flow rate was approximately 13,000 gpm at the time of the site visit.  The total life-of-mine tonnage will be approximately 128 million tons at an average grade of 0.018 opt gold.

The processing facilities include the following operations:

•	Heap leaching
•	Carbon adsorption
•	Desorption and gold recovery
•	Reagents and utilities
•	Water services

Originally the ore was crushed, however since the operation was re-started in 2007, on run-of-mine (ROM) ore is leached.  ROM ore, with lime added for pH control, is trucked to the heap leach pad.  The ore is stacked to a height of 20 ft.  The ultimate pad height has been increased from 200 ft to 300 ft.

Dilute sodium cyanide solution is pumped from either the barren or the intermediate solution ponds and distributed to the surface of the leach pad with drip emitters.  The solution then percolates through the pad extracting the gold.  The gold bearing pregnant solution is collected in a series of flume boxes, with the option to direct solution to the intermediate pond, the barren solution tank, or the pregnant solution tank.  Low-grade solution in the intermediate pond is pumped back to areas of the leach pad that contain fresh ore in order to increase the solution grade prior to processing.  The higher grade solution that is collected from areas that are newly under leach is directed to the pregnant solution tank.

From the pregnant solution tank, the gold bearing solution is pumped to the adsorption plant, which includes six ton carbon-in-columns (CIC), where the gold is recovered from the solution by adsorption onto activated carbon.  Solution flows

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 17-1

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by gravity from the first column to the last column.  Solution  discharging from the last column overflows to the barren tank where liquid sodium cyanide, fresh water, liquid caustic and antiscalant are added, as necessary, to make up fresh leach solution, which is returned to the leach pad for additional leaching of the ore.  The flowsheet is shown in Figure 17-1.

The activated carbon is advanced counter current to the solution flow in the CIC circuit.  Loaded carbon from the first column of the CIC circuit is transported to the desorption circuit located at the existing gold plant via trailer (Figure 17-2).

At the gold plant, the activated carbon is washed with a dilute hydrochloric acid solution for removal of inorganic contaminants and stripped in a traditional pressure Anglo American Research Lab (AARL) strip circuit.  Electrowinning cells are used to recover gold from the strip solution.  The sludge recovered from the electrowinning circuit is mixed with fluxes and melted in an induction furnace to produce doré gold bars.  After stripping, the carbon is thermally regenerated in a carbon reactivation kiln for removal of organic contaminants.  Following stripping and regeneration, the carbon is loaded into a trailer and returned to the CIC columns for re-use.

At the time of the site visit, WMMI was modifying the gold recovery plant to include an acetic acid wash to remove mercury from the carbon.

Caustic soda, liquid sodium cyanide, antiscalant, hydrochloric acid, and lime are received in bulk quantities and stored as required.  Appropriate storage and containment facilities are provided for all of the reagents and all acids are stored separately from all cyanide mixing and distribution areas.

New Gold is a signatory to the International Cyanide Management Code.  The Mesquite Mine became certified in October 2011.  The certification is scheduled for renewal in October 2014.

The processing circuits are designed to contain the water associated with normal precipitation events. The storm water ponds are designed to contain the excess water from an extreme event, such as a 24-hour, 100-year storm.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 17-2

RPA
www.rpacan.com

PAD 5
PAD 6
PAD 6 EXPANSION
CARBON TRANSPORT TRUCK
607-FS-02
PREGNANT SOLUTION PUMPS (2) (EXISTING)
PREGNANT SOLUTION PUMPS (2)
CARBON
1
2
3
4
5
PREGNANT SOLUTION PUMP BOX (EXISTING)
PREGNANT SOLUTION POND (EXISTING)
PREGNANT SOLUTION PUMP BOX
CARBON COLUMNS
CARBON SAFETY SCREEN
CARBON BOX
607-FS-02
BARREN SOLUTION
MAKE-UP WATER
BARREN SOLUTION PUMPS (3)
BARREN SOLUTION PUMP BOX
607-FS-02
LEGEND:
PRIMARY PROCESS FLOW
SECONDARY PROCESS FLOW
INTERMITTENT / BYPASS PROCESS FLOW

Figure 17-1

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Carbon Circuit Process Flowsheet

February 2014

Source: New Gold Inc., 2009.

17-3

RPA
www.rpacan.com

DORE BAR
SLAG
INDUCTION FURNACE
SLUDGE
ELECTROWINNING CELLS
STRIP SOLUTION TRANSFER SUMP
MAKE-UP WATER
TO DRAIN
COOLING WATER
HEAT EXCHANGER
ELECTROLYTE FEED TANK
STRIP SOLUTION TANK
BOILER
HEAT EXCHANGER
HEAT EXCHANGER
DESORPTION VESSEL
DESORPTION VESSEL
FILTER PRESS
CARBON FINES STORAGE
FILTER PRESS FEED PUMP
SUMP
BARREN SOLUTION PUMP (EXISTING)
BARREN PUMP (EXISTING)
CARBON REGENERATION KILN
DRAIN
CARBON HOPPER
TO NEW CARBON ABSORPTION PLANT
607-FS-01
607-FS-01
607-FS-01
LEGEND:
PRIMARY PROCESS FLOW
SECONDARY PROCESS FLOW
INTERMITTENT / BYPASS PROCESS FLOW

Figure 17-2

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Adsorption Plant Process Flowsheet

February 2014

Source: New Gold Inc., 2009.

17-4

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WATER SERVICES

From the water wells, fresh water is pumped to the raw water tank, the barren solution tank or the barren solution pond.  From the raw water tank, it can be distributed to the potable water system, the gland water tank, and the process water tank.  Process water will be used for dust suppression, for make-up water in the heap leaching circuit, as wash water for the carbon screens, to mix strip solution and acid wash solution, and for carbon attrition.  The wells produce 3,000 gpm of fresh water which is sufficient to meet the needs of the operation.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 17-5

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18 PROJECT INFRASTRUCTURE

INFRASTRUCTURE

ELECTRICAL POWER

Electricity for the mine is provided through a 92 kV power line.  Power is supplied to the site by Imperial Irrigation District Power Company.  Power is stepped down from 92 kV to 13.2 kV on-site.  All power distribution from this point onwards is distributed on equipment and infrastructure owned by WMMI.

WATER

Water for the project is supplied from the existing Vista well field located approximately two miles south of California State Highway 78.  The two current active wells are deemed capable of supplying the water requirements for both WMMI and the LACSD.  With the new 18 in. diameter line in place, the two existing pumping systems are capable of supplying approximately 3,000 gpm of fresh water to the operation which is sufficient to supply the mine and the landfill.

HEAP LEACH PAD

Leach Pad 7 and the infill between the leach pads has been designed by Tetra Tech with total capacity of a nominal 99.4 million tons with an additional 32.5 million tons capacity remaining on Pad 6.  As of December 2013, there was remaining total capacity of a nominal 131.9 million tons.  This should be sufficient for the 127.7 million tons of mineral reserves.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 18-1

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19 MARKET STUDIES AND CONTRACTS

MARKETS

The gold markets are mature global markets with reputable smelters and refiners located throughout the world.

Gold is a principal metal traded at spot prices for immediate delivery.  The market for gold trading typically spans 24 hours a day within multiple locations around the world (such as New York, London, Zurich, Sydney, Tokyo, Hong Kong, and Dubai).  Daily prices are quoted on the New York spot market and can be found on www.kitco.com. The average New York spot gold price for 2013 was $1,411 per troy ounce.  The New York price, as of December 31, 2013, was $1,204 per troy ounce.  The three-year and five-year rolling average prices through the end of December 2013 are $1,549 and $1,369 per troy ounce, respectively.  This Technical Report uses $1,300 per troy ounce for the economic analysis, just less than the five-year rolling average.

Operations at the Mesquite Mine are expected to produce a nominal 125,000 ounces of gold, annually, over an estimated remaining mine life of ten years.

CONTRACTS

Doré is shipped from site to major refineries including Metalor and Johnson Matthey.  Contracts are in place for refining with charges of a nominal $3.60 per ounce of gold with payment of 99.9% of the gold and 97.0% of the silver.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 19-1

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

ENVIRONMENTAL STUDIES

The Mesquite Mine received regulatory approval to begin mining operations on July 2, 2007, after the issuance of the Air Quality permit from the Imperial County Air Pollution Control District.  WMMI is in compliance with all permits.

The Mesquite Mine is a mature mine from an environmental, permit and social perspective.  Modern day open pit mining and heap leach operations have dated back to the 1980s.  Through its ownership history (Gold Fields, Santa Fe Gold, Newmont and now New Gold) it has had a very successful environmental track record and operating history.  The environmental staff is also “seasoned” and brings operating and compliance success(es) from previous operations and employment.  During the course of interviews with staff, no Notice of Violation(s) (NOV’s) were reported and relationship(s) with nearby communities and agencies were relayed as amicable and no adversarial relationships or issues appeared to be present.

The closure and reclamation plan for the Mesquite Mine has been developed by WMMI with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe, and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing.  Total closure costs are estimated to be $16.3 million.

PROJECT PERMITTING

New Gold is performing environmental baseline monitoring to document compliance with existing operations and to support future permitting efforts associated with Brownie Pit and Heap Leach facility expansion (Slot Heap/Pad #7).  No environmental issues were reported that would adversely impact permitting of these efforts.

New Gold and its predecessors have developed plans and obtained federal, state and local approval(s) for waste and tailings disposal, site monitoring, and water management both during operations and post mine closure.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 20-1

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In addition, they are International Cyanide Code “Certified” through the development and implementation of a Cyanide Management Plan (and training).  The Cyanide Code is a voluntary program designed to assist the global gold mining industry and the producers and transporters of cyanide used in gold mining in improving cyanide management practices, and to publicly demonstrate their compliance with the Cyanide Code through an independent and transparent process.  The Cyanide Code is intended to reduce the potential exposure of workers and communities to harmful concentrations of cyanide‚ to limit releases of cyanide to the environment‚ and to enhance response actions in the event of an exposure or release.  They will require recertification audit/verification in October 2014.

New Gold has obtained permits and authorizations from federal, state and local agencies to operate current facilities and activities.  Table 20-1 provides a current list of the permits and plans they are and/or have operated under.  They report that they are in compliance with issued permits and that there have been no notices of violations issued by agencies in the past year.

SOCIAL OR COMMUNITY REQUIREMENTS

New Gold reports excellent working relationships with regulatory agencies and the public.  They are pursuing Slot Heap/Pad #7 with the agencies and do not anticipate any adverse reactions or delays with this proposed activity.

On a separate matter, New Gold is proceeding with permitting the expansion of the Brownie Pit.  In doing so, they will have to evaluate the impact(s) of the California Backfill Law (14 CCR Section 3704).  The Brownie pit has a small area of approximately 10 acres that falls outside the Surface Disturbance Boundary.  At this time New Gold management indicates that they are looking into the cost of compliance with this Law, and are working with local agencies to determine if the area is “grandfathered” under the current Law as its area that is already disturbed on three sides.

New Gold Inc. – Mesquite Mine, Project #2180
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Page 20-2

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TABLE 20-1   PERMIT LIST
New Gold Inc. – Mesquite Mine

New Gold Inc. – Mesquite Mine, Project #2180
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MINE CLOSURE REQUIREMENTS

Reclamation plans have been developed by New Gold and approved by the applicable regulatory agencies.  In general, these plans call for the heap rinsing, removal of structures, grading of surface(s), application of growth medium and revegetation.  The intent is to provide for a beneficial post mining land use.

New Gold has retained the company of Robinson Engineering (Robinson) to calculate the internal and bond level reclamation cost estimates for Mesquite.  The current estimate for Life of Mine (currently permitted) reclamation is $15,366,929 ($US Dollars).  At the same time, New Gold currently maintains seven separate Bonds totaling $14,342,870 to guarantee that proposed and approved reclamation activities will be performed.  These include:

-	1983 Mesquite Reclamation (Rec. Plan 23-84/Bond # 1000839415) = $1,468,000
-	1988 Vista Reclamation (Rec. Plan 28-88/Bond # 1000839414) = $1,218,200
-	1998 Expansion Reclamation (Rec. Plan 98-0004/Bond # 1000839410) = $2,304,489
-	Regional Water Board Closure Bond (Bond # 1000839417) = $550,000
-	BLM Closure Bond (Bond # 1000839411) = $8,690,398
-	Lease Compliance Bond (Bond # 1000839413) = $50,000
-	Big Chief Tension Crack Bond on State Lands (Bond # 1000839416) = $61,783

Robinson has recommended that Bond # 1000839410 be increased by $207,797 and Bond # 1000839411 be increased by $234,255 to match their closure commitments.

These numbers are developed by a third party and are considered reasonable estimates for an independent party to perform reclamation and closure activities.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 20-4

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21 CAPITAL AND OPERATING COSTS

CAPITAL COSTS

SUSTAINING CAPITAL COSTS

Capital costs for the Mesquite Mine are based on continued operation and include equipment replacement, leach pad development costs, and other minor expenditures to maintain operations.  Capital costs total $130.7 million over the life of mine and average a nominal $16 million per year.  The capital cost estimate is presented in Table 21-1.

TABLE 21-1   LOM CAPITAL COSTS
New Gold Inc. – Mesquite Mine

	US$
Description	2014	2015	2016	2017	2018	2019	2020	2021
Hardware / Software	215,000	35,000	35,000	35,000	35,000	35,000	35,000	35,000
Other Equipment	451,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000
New Construction	2,738,934	0	0	0	0	0	0	0
Heavy Equipment	15,594,560	0	3,630,000	7,590,000	4,050,000	2,740,000	2,200,000	0
Service Trucks	200,000	0	150,000	0	150,000	0	150,000	0
Major Components	10,272,450	6,050,000	5,200,000	8,710,000	2,000,000	8,650,000	7,000,000	0
Process Equipment	135,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000
Leach Pad Ramp	0	0	0	0	0	0	0	0
Leach Pad Expansion	12,880,241	24,255,841	0	0	0	0	0	0
Light Vehicles	292,000	220,000	220,000	200,000	220,000	200,000	200,000	200,000
Pad Boost Pump	600,000	50,000	0	50,000	0	50,000	0	50,000
Air Quality Offsets	1,700,000	0	0	0	0	0	0	0
Closure Cost	362	402	953	660	463	375	13	19
Total Capital Expenditure	45,079,547	30,786,243	9,410,953	16,760,660	6,630,463	11,850,375	9,760,013	460,019

OPERATING COSTS

The total operating cost for the Mesquite Mine is $6.30 per ton processed.  Operating costs are broken into three main areas: mining, processing, and G&A.

MINE OPERATING COSTS

Mining costs vary based on haulage distances, depth of mining, and height of the leach pad.   Mine operating costs are based projected costs from the 2014 LOM budget.  The summary of costs from 2010 to 2013 and the 2014 LOM average are expressed as cost per ton of material mined and are shown in Table 21-2.

New Gold Inc. – Mesquite Mine, Project #2180
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TABLE 21-2   MINE OPERATING COSTS
New Gold Inc. – Mesquite Mine

	US$/ton
Area	2010	2011	2012	2013	LOM
Mining	1.22	1.49	1.49	1.41	1.43

PROCESS OPERATING COSTS

Process operating costs are based on historic operating costs with adjustment for consumables (primarily cyanide, lime, other reagents and power).  The summary of these costs is expressed as cost per ton of ore processed and is shown in Table 21-3.

TABLE 21-3 PROCESS OPERATING COSTS
New Gold Inc. – Mesquite Mine

	US$/ton
Area	2010	2011	2012	2013	LOM
Heap Leach	1.67	1.70	1.36	1.28	1.65

G&A OPERATING COSTS

G&A operating costs are based on historic operating costs.  These costs include the site overhead, not the corporate overhead.  The summary of these costs is expressed as cost per ton of ore processed and is shown in Table 21-4.

TABLE 21-4 SITE G&A OPERATING COSTS
New Gold Inc. – Mesquite Mine

	US$
Area	2010	2011	2012	2013	LOM
G&A	0.73	0.72	0.86	0.68	0.88

REFINING COSTS

Contracts are in place for refining with charges of a nominal $3.60 per ounce of gold.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 21-2

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22 ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required for Item 22 – Economic Analysis, on properties currently in production, unless the Technical Report includes a material expansion of current production.  RPA notes that New Gold is a producing issuer, the Mesquite Mine is currently in production, and a material expansion is not included in the current Life-of-Mine plans.  RPA has performed an economic analysis of the Mesquite Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 22-1

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23 ADJACENT PROPERTIES

Several properties have been mined within a mineralized belt running between the Chocolate Mountains to the north and the southern slopes of the Cargo Muchacho Mountains to the south.  The belt extends from the Mesquite Mine to about 20 mi to the southeast.  Properties that have been mined include the Picacho Mine and the American Girl Mine.  The Imperial Project is located about 10 mi to the southeast from the Mesquite Mine.

On a larger scale the mineralized belt is thought to continue south into northern Mexico.  Newmont is a joint venture partner with Penoles on La Herradura Mine located 250 mi southeast of Mesquite in Northern Mexico.

RPA has not verified the information presented here on the adjacent properties.  Information regarding mineralization at adjacent properties is not necessarily indicative of mineralization at Mesquite.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 23-1

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 24-1

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25 INTERPRETATION AND CONCLUSIONS

ADEQUACY OF PROCEDURES

RPA and various other firms and independent consultants have reviewed the methods and procedures utilized by New Gold, WGI, Newmont, Santa Fe, and Gold Fields at the Mesquite Mine to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for an operating property.

ADEQUACY OF DATA

RPA is of the opinion that the Mesquite Mine has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results.  In RPA’s opinion, the resulting data can effectively be used in the subsequent estimation of resources and reserves.

ADEQUACY OF STUDY

This Technical Report is based on the operating data over the past six years for the Mesquite Mine.  RPA is of the opinion that this data and the supporting documents were prepared using standard industry practices and provide reasonable results and conclusions.

COMPLIANCE WITH CANADIAN DEFINITION STANDARDS

RPA is of the opinion that the current drill hole database is sufficient for generating a resource model for use in resource and reserve estimation.  Recovery and cost estimates are based upon sufficient data and engineering to support a reserve statement.  Economic analysis using these estimates generates a positive cash flow, which supports a reserve statement.

Measured and Indicated Resources for all areas, inclusive of Mineral Reserves, are 313 million metric tonnes grading 0.49 g/t Au for 4.90 million contained troy ounces of gold.  Inferred Resources are an additional 17.5 million metric tonnes grading 0.42 g/t Au.  The estimated Proven and Probable Mineral Reserves for the Mesquite Mine total 115.9 million metric tonnes grading 0.60 g/t Au, containing 2.24 million ounces of gold.

In RPA’s opinion, the resource and reserve estimates have been created utilizing acceptable methodologies.  RPA is also of the opinion that the classification of Measured and Indicated Resources, stated in Table 14-1, and Proven and Probable Reserves, stated in Table 15-1, meet the CIM definitions.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 25-1

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26 RECOMMENDATIONS

RPA offers the following recommendations:

1.	Continue operating the Mesquite Mine. Annual operating costs are a nominal $100 million per year.

2.	Bulk densities have been based on historic data due to a lack of bulk density data present in the sample database. RPA recommends that New Gold review the tonnage factors currently being used.

3.
Continue to monitor the heap leach pad recoveries and evaluate whether there is a correlation between grade and recovery.  This is an ongoing process included in the mine operating budget; no additional costs are anticipated.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 26-1

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27 REFERENCES

Bechtel Civil and Minerals, 1984: Mesquite Project Feasibility Study, prepared for Gold Fields Operating Co.

BGC Engineering Inc., 2013(a): Annual Geotechnical Review, prepared for New Gold Inc., September 18, 2013.

BGC Engineering, Inc., 2013(b): Rainbow Pit – East Wall Stability and Impact on Highway 78, prepared for New Gold Inc., September 20, 2013.

Della Libera, M., et al., 2011: Mesquite Sulfide Project, 2010 Annual Report, February 28, 2011.

Engineering Analytics, Inc., 2009: Stope Stability Analyses of the East Rainbow Pit Expansion, March 2009.

Haxel, G.B., and Dillon, J.T., 1978:  The Pelona-Orocopia Schist and the Vincent-Chocolate Mountain Thrust System, Southern California, in D.G. Howell and K.A. MacDougall, Mesozoic Paleogeography of the Western United States, SEPM Pacific Coast Paleogeography Symposium 2, pp. 453-469.

Independent Mining Consultants Inc., 2009: Mineral Resources and Mineral Reserves Verification, Letter Report, March 30, 2009.

Independent Mining Consultants Inc., 2006: Mesquite Gold Project Imperial County, California, USA, Technical Report, May 26, 2006.

Longton, C.M., 2011: Internal memo regarding interpretation of lithology in Mesquite Mine, May 11, 2011.

Longton, C.M., 2011: Internal memo regarding “Mesquite Geology” , February 4, 2011.

Manske, S.L., 1991: Epithermal Gold Mineralization in Gneissic Rocks of the Mesquite District, Imperial County, California, Ph.D. Dissertation at Stanford University.

Micon International Limited, 2006: Technical Report on the Mesquite Mine Expansion, Feasibility Study, Imperial County, California, by R.M. Gowans and M.G. Hester, prepared for Western Goldfields, Inc., August 6, 2006.

Nicklaus Engineering Inc., 2013: Geotechnical Design Report State Highway 78 Repair at Mesquite Mine, prepared for New Gold Inc., July 26, 2013.

Scott Wilson RPA, 2010: Technical Report on the Mesquite Mine, Brawley, California, USA, by R.J. Lambert, W.W. Valliant and H. Krutzelmann, prepared for New Gold Inc., February 26, 2010.

Smith et al., 1999: Regional Geology, Internal Report to Newmont Mining Corporation.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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Western Mesquite Mines, Inc., 2013, Monthly Operations Report, December 2013.

WWMI, 2013, Pad Recon – Monthly Rpt (Oct 13), Excel Worksheet, October 2013.

New Gold Inc. – Mesquite Mine, Project #2180
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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Mesquite Mine, Imperial County, California, U.S.A.” and dated February 28, 2014, was prepared and signed by the following authors:

(Signed & Sealed) “Richard J. Lambert”

Dated at Toronto, ON
February 28, 2014		Richard J. Lambert, P.E.
Principal Mining Engineer

(Signed & Sealed) “Wayne W. Valliant”

Dated at Toronto, ON
February 28, 2014	.	Wayne W. Valliant, P.Geo
Principal Geologist

(Signed & Sealed) “Kathleen A. Altman”

Dated at Toronto, ON
February 28, 2014		Kathleen A. Altman, Ph.D., P.E.
Principal Metallurgist

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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29 CERTIFICATE OF QUALIFIED PERSON

RICHARD J. LAMBERT

I, Richard J. Lambert, P.E., as an author of this report titled “Technical Report on the Mesquite Mine, Imperial County, California, U.S.A.” prepared for New Gold Inc., and dated February 28, 2014, do hereby certify that:

1.	I am Principal Mining Consultant with Roscoe Postle Associates Inc. of Suite 505, 143 Union Boulevard, Lakewood, CO, USA 80227.

2.
I am a graduate of Mackay School of Mines, University of Nevada, Reno, U.S.A., with a Bachelors of Science degree in Mining Engineering in 1980, and Boise State University, with a Masters of Business Administration degree in 1995.

3.
I am a Registered Professional Engineer in the state of Wyoming (#4857), the state of Idaho (#6069), and the state of Montana (#11475).  I am licensed as a Professional Engineer in the Province of Ontario (Reg. #100139998). I have been a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1975, and a Registered Member (RM#1825610) since May 2006.  I have worked as a mining engineer for a total of 33 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous mining projects for due diligence and regulatory requirements
•
Mine engineering, mine management, mine operations and mine financial analyses, involving copper, gold, silver, nickel, cobalt, uranium, oil shale, phosphates, coal and base metals located in the United States, Canada, Zambia, Madagascar, Turkey, Bolivia, Chile, Brazil, Serbia, Australia, Russia and Venezuela.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Mesquite Mine from November 6-7, 2013 and previously on July 22-23, 2009.

6.	I am responsible for the preparation of Sections 15, 16, 19 to 22, and 24 and collaborated with my co-authors on Sections 1, 2, 3, 6, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8	I prepared a previous Technical Report on the Mesquite Mine dated February 26, 2010.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th day of February 2014

(Signed & Sealed) “Richard J. Lambert”

Richard J. Lambert, P.E.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 29-2

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WAYNE W. VALLIANT

I, Wayne W. Valliant, P.Geo., as an author of this report titled “Technical Report on the Mesquite Mine, Imperial County, California, U.S.A.” prepared for New Gold Inc., and dated February 28, 2014, do hereby certify that:

1.	I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Carleton University, Ottawa, Ontario, Canada in 1973 with a Bachelor of Science degree in Geology.

3.
I am registered as a Geologist in the Province of Ontario (Reg. #1175).  I have worked as a geologist for a total of 40 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on more than fifty mining operations and projects around the world for due diligence and resource/reserve estimation
•	General Manager of Technical Services for corporation with operations and mine development projects in Canada and Latin America
•	Superintendent of Technical Services at three mines in Canada and Mexico
•	Chief Geologist at three Canadian mines, including two gold mines

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Mesquite Mine on November 6-7, 2013, and previously on July 22-23, 2009.

6.	I am responsible for Sections 4-12, and 14 and share responsibility for Sections 1, 2, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I prepared a previous Technical Report on the Mesquite Mine dated February 26, 2010.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th day of February 2014

(Signed & Sealed) “Wayne W. Valliant”

Wayne W. Valliant, P. Geo.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 29-3

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KATHLEEN ANN ALTMAN

I Kathleen Ann Altman, P.E., as an author of this report titled “Technical Report on the Mesquite Mine, Imperial County, California, U.S.A.” prepared for New Gold Inc., and dated February 28, 2014, do hereby certify that:

1.	I am Principal Metallurgist with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.
I am a graduate of the Colorado School of Mines in 1980 with a B.S. in Metallurgical Engineering.  I am a graduate of the University of Nevada, Reno Mackay School of Mines with an M.S. in Metallurgical Engineering in 1994 and a Ph.D. in Metallurgical Engineering in 1999.

3.
I am registered as a Professional Engineer in the State of Colorado (Reg. #37556) and a Qualified Professional Member of the Mining and Metallurgical Society of America (Member #01321QP).  I have worked as a metallurgical engineer for a total of 33 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Review and report as a metallurgical consultant on numerous mining operations and projects around the world for due diligence and regulatory requirements.
•	I have worked for operating companies, including the Climax Molybdenum Company, Barrick Goldstrike, and FMC Gold in a series of positions of increasing responsibility.
•
I have worked as a consulting engineer on mining projects for approximately 15 years in roles such a process engineer, process manager, project engineer, area manager, study manager, and project manager. Projects have included scoping, prefeasibility and feasibility studies, basic engineering, detailed engineering and start-up and commissioning of new projects.

•
I was the Newmont Professor for Extractive Mineral Process Engineering in the Mining Engineering Department of the Mackay School of Earth Sciences and Engineering at the University of Nevada, Reno from 2005 to 2009.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I did not visit the Mesquite Mine.

6.	I am responsible for Sections 13 and 17 and share responsibility for Sections 1, 18, 20, 21, 24, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
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10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th day of February 2014

(Signed & Sealed) “Kathleen A. Altman”

Kathleen Ann Altman, P.E.

New Gold Inc. – Mesquite Mine, Project #2180
Technical Report NI 43-101 – February 28, 2014
Page 29-5